

Preliminary *results*

DIAGEO

Year ended 30 June 2025 **5 August 2025**

	Reported results			Adjusted results[1]	
	F25	vs F24		F25	vs F24
Net sales	**$20,245m**	(0.1)%	**Organic net sales movement**	**$338m**	1.7%[2]
Operating profit	**$4,335m**	(27.8)%	**Operating profit before exceptional items**	**$5,704m**	(0.7)%[2]
Operating profit margin	**21.4%**	(819)bps	**Operating profit margin before exceptional items**	**28.2%**	(68)bps[2]
Net profit	**$2,538m**	(39.1)%			
Basic earnings per share	**105.9c**	(38.9)%	Basic earnings per share before exceptional items	**164.2c**	(8.6)%
Net cash flow from operating activities	**$4,297m**	$192m	Free cash flow	**$2,748m**	$139m

Organic net sales growth balanced between volume and price/mix

- Reported net sales of $20.2 billion declined 0.1% due to unfavourable foreign exchange of (0.6)% and acquisition and disposal adjustments of (1.1)%, partially offset by hyperinflation adjustments and organic net sales growth.
- Organic net sales growth of 1.7% was driven by organic volume growth of 0.9% and positive price/mix of 0.8%. Excluding the impact of the Cîroc transaction, organic net sales growth was 1.5%, with 0.8% volume growth and 0.7% price/mix.[3]
- Diageo grew or held total market share in 65%[4] of total net sales in measured markets, including in the US.

Gross margin expansion more than offset by investment in overheads, operating profit slightly down

- Reported operating profit declined 27.8% and reported operating profit margin declined 819bps, primarily due to exceptional impairment and restructuring costs, unfavourable foreign exchange and a decline in organic operating margin.
- Organic operating profit declined by 0.7%; organic operating profit margin declined 68bps, mainly due to continued investment in overheads, partly offset by slight gross margin expansion. Excluding the impact of the Cîroc transaction,[3] organic operating profit declined 1.0%, in line with prior guidance, and organic operating margin declined 70bps.
- EPS pre-exceptionals was 164.2 cents, down 8.6%.

Increased cash flow, focus on reducing leverage through Accelerate

- Net cash flow from operating activities increased by $0.2 billion to $4.3 billion. Free cash flow increased by $0.1 billion to $2.7 billion.
- Net debt as at 30 June 2025 was $21.9 billion, with a leverage ratio of 3.4x net debt to adjusted EBITDA,[5] in line with the guidance range of 3.3-3.5x.
- Recommended full year dividend of 103.48 cents.

Accelerate on track with savings target increased; fiscal 26 outlook provided

- Firm focus on productivity, driving cash and growth. Cost savings programme target increased to c.$625 million, up from c.$500 million.
- In fiscal 26, expect organic sales growth to be similar to fiscal 25 and organic operating profit growth to be mid-single-digit, including the impact of tariffs as at this time.

Nik Jhangiani, Interim Chief Executive commented:

I am pleased to report on our fiscal 25 results which in a challenging year, were in line with our guidance. We delivered 1.7% organic net sales growth reflecting the strength of our portfolio and our diversified footprint. While we are encouraged by areas of progress and the standout performance from Don Julio, Guinness and Crown Royal Blackberry, there is clearly much more to do across our broader portfolio and brands. We recognise the need to drive meaningful growth opportunities in an evolving TBA landscape, and we are sharpening our strategy to accelerate growth.

Our Accelerate programme is progressing well and is central to creating a more agile operating model. As such, I am pleased to announce that we are increasing our cost savings target by c.$125 million, to c.$625 million over the next three years. We are also committed to strengthening our balance sheet and expect to deliver c.$3 billion free cash flow in fiscal 26, increasing financial flexibility whilst continuing to invest for longer term growth.

While macroeconomic uncertainty and the resulting pressure on consumers continues to weigh on the spirits sector, we believe in the attractive long-term fundamentals of our industry and in our ability to continue to outperform as the TBA landscape evolves. We are focused on what we can manage and control and executing at pace. The Board and management are committed to delivering improved financial performance and stronger shareholder returns on a sustained basis.

(1) See pages 39-46 for an explanation and reconciliation of non-GAAP measures.
(2) Represents organic movement.
(3) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.
(4) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share in the fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value for the twelve months ended 30 June 2025.
(5) Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).

See pages 39-46 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, EPS before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the year ended 30 June 2025 compared to the year ended 30 June 2024.

Outlook

Outlook for fiscal 26

Organic net sales growth expected to be at a similar level to fiscal 25 given a continued challenging market. Growth will be more weighted to the second half, with organic net sales down slightly in the first half.

Organic operating profit growth expected to be mid-single-digit, skewed to the second half, and will be supported by cost savings from the Accelerate programme. This also includes the impact of tariffs as at this time.

Taxation - we expect the tax rate before exceptional items for fiscal 26 to be c.25% (fiscal 25: 24.9%).

Effective interest rate - we expect the effective interest rate for fiscal 26 to be c.4.0% (fiscal 25: 4.1%).

Capital expenditure in fiscal 26 is expected to be lower than the spend in fiscal 25 and in the range of $1.2 - $1.3 billion (fiscal 25: $1.5 billion).

Free cash flow expected to be c.$3 billion (fiscal 25: $2.7 billion). This includes exceptional cash costs related to the Accelerate programme.

Strategy update - *at a glance*

In May 2025, we launched the Accelerate programme to strengthen Diageo's foundations for long-term, sustainable growth. Phase one is progressing well, with good momentum across markets. The programme sets out clear cash delivery targets and a disciplined approach to operational excellence and cost efficiency. It will also shift how we operate: creating a more agile and efficient business, enabling us to optimise investment and allocate resources more effectively. Collectively, we expect this to deliver better growth.

Through our prioritisation tools and enhancing our data-driven frameworks, we are focused on accelerating growth by directing investment to higher growth opportunities. Don Julio delivered double-digit growth in all regions and gained share in measured markets representing >90% of net sales, Guinness delivered double-digit growth, and gained share in its three largest markets, while Guinness Microdraught opened new global distribution opportunities. In whisky, Johnnie Walker gained share of international whisky and scotch; with innovation importantly supporting recruitment.

Optimising A&P spend remains a key focus, with more targeted investment and greater efficiency across our marketing operations. This is well underway and a key priority for the coming year. In fiscal 2025, we reduced development costs (non-working) to 14% of A&P spend, down from 21% in fiscal 2024, leveraging our AI-driven content production and agile ways of workings across our marketing function, including Agile Brand Communities, and Conscious Create Teams.

Moderation is a significant growth opportunity for Diageo, particularly in an evolving TBA landscape. This is supported by our leadership in non-alcoholic spirits, more than four times the size of our nearest competitor.[1] In fiscal 2025, our non-alc portfolio organic net sales grew c.40%. We extended our non-alc leadership with the acquisition of Ritual Beverage Company LLC in the US. Guinness 0.0 delivered double-digit growth. RTDs can also play a key role in moderation - offering convenience and often lower ABV options. We initiated a more targeted strategy for RTDs in selective key RTD markets, with some encouraging early signs.

In the US, our spirits route-to-market has benefited from increased investment in capability building, commercial execution and investing in key accounts, and we are seeing early signs of incremental growth. We continue to optimise our supply chain, with a new manufacturing and warehouse facility announced in Montgomery, Alabama, to increase efficiency and sustainability. Additionally, in Europe, we introduced a new strategy and operating model under Accelerate, including targeted investments and more standalone markets. Across Diageo, we are embedding a more performance-driven culture, focused on speed, agility, continuous improvement, and leadership accountability.

(1)   RSV IWSR 2024

Presentation for analysts and shareholders

Pre-recorded audio webcast and presentation slides

At 07:05 (UK time) on Tuesday 5 August 2025, Nik Jhangiani, Interim Chief Executive and Sonya Ghobrial, Global Head of Investor Relations, will present Diageo's preliminary results as a pre-recorded audio webcast. This will be available to view at https://www.diageo.com/en/investors/results-reports-and-events/2025-preliminary-results. The presentation slides and script will also be available to download.

Live Q&A conference call

Nik Jhangiani and Sonya Ghobrial will be hosting a Q&A conference call on Tuesday 5 August 2025 at 09:30 (UK time).
For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility.
Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0808 189 0158
From the USA:	+1 646 233 4753
From the USA (free call):	+1 855 979 6654
Passcode:	341561

Transcript and audio recording

Following the Q&A conference call, a transcript and audio recording will be available from the link below:

https://www.diageo.com/en/investors/results-reports-and-events/2025-preliminary-results

Calendar for future events

6 November 2025	Q1 F26 Trading update and AGM
25 February 2026	Interim results for six months ending 31 December 2025
May 2026	Q3 F26 Trading Update
August 2026	Preliminary results for year ending 30 June 2026

Enquiries

Investors:	Sonya Ghobrial +44 (0)7392 784784
	Andy Ryan +44 (0)7803 854842
	Grace Murphy +44 (0)7514 726167
	investor.relations@diageo.com
Media:	Brendan O'Grady +44 (0)7812 183750
	Rebecca Perry +44 (0)7590 809101
	Clare Cavana +44 (0)7751 742072
	Isabel Batchelor +44 (0)7731 988857
	press@diageo.com
Diageo plc LEI:	213800ZVIELEA55JMJ32

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Ketel One, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness. Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Performance and *strategic update*

Diageo's ambition remains clear: to be one of the best performing, most trusted and respected, consumer products companies in the world. Our purpose is to celebrate life, every day, everywhere. With a broad portfolio of iconic brands in many of the largest categories in Total Beverage Alcohol (TBA), 13 billion-dollar brands and sales in nearly 180 countries and territories, we are a global leader in premium drinks.[1]

To maximise the opportunity from our advantaged portfolio and capitalise on opportunities for growth, we remain focused on our Growth Ambition and delivering on the four key strategic outcomes that are being embedded across the business: deliver sustainable top-line growth, increase operating leverage, optimise returns and maximise free cash flow. We are moving at pace and this is underpinned by the work underway on our Accelerate programme.

Accelerate - strengthening Diageo for the future

With our Q3 F25 Trading Statement, we announced the first phase of Accelerate, setting out clear cash delivery targets and a disciplined approach to operational excellence and cost efficiency. This change in how we do business is creating a stronger platform to optimise investment and is helping us allocate resources effectively towards long-term sustainable growth. The first phase of the Accelerate programme is progressing well. It was cascaded through the business during fiscal 25 and has been successfully implemented globally across the organisation and underpinning delivery of our guidance are the following targets:

Consistent cash delivery

Guidance remains to sustainably deliver c.$3 billion free cash flow per annum from fiscal 26, increasing as business performance improves. A renewed focus on cash has been activated across the organisation, and underpinning delivery of our guidance is:

- Positive operating leverage from fiscal 26.
- Reduced capex spend from fiscal 26, after a period of elevated spend in recent years. In fiscal 25, capex was c.7.7% of net sales, we expect this will reduce over the next three years toward a mid-single-digit percentage of net sales.
- We see some opportunity to sustainably improve working capital, particularly in relation to receivables and stock, and also some opportunities with maturing stock without compromising long term growth.

Cost savings

We now expect to deliver c.$625 million cost savings over the next 3 years, increased from the c.$500 million guidance shared in May 2025. This will include savings from A&P efficiencies, reduced overheads, supply chain efficiencies and trade investment. Delivery of these savings over the next three years is expected to be relatively evenly spread. We expect c.50% of the benefit to drop through to operating profit over the three years, after investing the remaining balance for growth in areas such as commercial capabilities and digital. One time costs related to the programme will be taken as exceptionals as incurred, the cash costs are included in our guidance to deliver at least c.$3 billion free cash flow per annum from fiscal 26.

Commitment to deleveraging

We continue to expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted EBITDA[2] no later than fiscal 28, which will provide much more financial flexibility. We intend to deliver this through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.

Performance in fiscal 25: delivered on guidance despite a challenging market

Trading conditions for TBA, particularly spirits, remained challenging through fiscal 25, reflecting macroeconomic and geopolitical uncertainty as well as weak consumer confidence in many of our key markets, including the US and China. While the resulting pressure on consumer wallets continues to weigh on the spirits sector, we continue to believe in the attractive long-term fundamentals of our industry and in our ability to continue to outperform the market in an evolving TBA landscape.

This view is consistent with the consumer data that we have collated, and continue to track across our markets; including findings from our recent proprietary survey of 21 markets. Given the time for industry recovery is taking longer than previously anticipated, we are using this opportunity to strengthen our business and sharpen our capabilities to deliver sustainable and consistent growth. This includes the work to optimise the operating model as part of Accelerate.

In fiscal 25, Diageo made progress; with organic net sales growth of 1.7%, and a decline in organic operating profit of 0.7%, including the impact of the Cîroc transaction.[3] Excluding this impact, Diageo's organic net sales growth was 1.5%, and organic operating profit declined by 1.0%, consistent with the guidance shared at H1 fiscal 25 for organic sales and organic profit.

Extending portfolio reach and driving consumer appeal with innovation

Despite a challenging macro environment, we are using the breadth of our portfolio and prioritisation tools to identify and capture growth opportunities at pace. This was reflected in our market share outperformance and in the delivery of locally identified opportunities. These included rapidly building our Don Julio luxury business in the Middle East and North Africa region, and Astral Tequila, which grew faster than the top 20 super-premium tequilas[4] as it benefited from our investment in our US RTM transformation which has enhanced our commercial execution with retailers. While we're encouraged by the progress, there is more to do, and this will remain a key focus in the year ahead.

Leveraging data, insights and our Market Growth Framework and Consumer Choice Framework tools, we have increasingly directed investment and resources on prioritised growth opportunities globally. In the US, focused investment behind Don Julio with scaled cultural integrations such as the Super Bowl, and advertising of Don Julio Reposado, supported the delivery of strong share gains. Globally, Don Julio delivered double-digit growth in all regions.

(1) RSV, IWSR 2024.
(2) Net debt is equivalent to net borrowings. Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).
(3) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.
(4) Nielsen Total US CENSUS XAOC + LIQUOR + C STORE + MILITARY, 52 Weeks Ending June 28, 2025.

In scotch, we extended consumer reach of our leading Johnnie Walker brand, with innovation to recruit across the price ladder ranging from luxury with Johnnie Walker Vault, cultural participation with Johnnie Walker Blue Label Ice Chalet, to the further roll-out of Johnnie Walker Black Ruby and Johnnie Walker Blonde. These innovations supported share gains in both international whisky and scotch.

In Canadian whisky, Crown Royal Blackberry was a key driver of US share growth, driving increased consumer appeal and recruitment by attracting new whisky drinkers. Notably, in the US, 1 in 4 buyers are now new to whisky, an improvement from 1 in 5 at launch.

Building on our long-standing track record of innovation with Guinness, we also expanded Guinness Microdraught, enabling bars and restaurants without traditional draught systems to serve a perfect pint of Guinness, unlocking new on-trade distribution opportunities.

Optimising A&P spend; more targeted and driving efficiencies

A&P spend was $3,662 million, broadly flat on an organic basis, reflecting a reinvestment rate of 18.1% (fiscal 24: 18.2%). This sustained level of spend underpinned our market share performance, with Diageo gaining or holding market share in 65% of total net sales in measured markets.[1] A&P investment was focused on key growth areas, notably Crown Royal Blackberry and tequila in North America and Guinness in Europe. We are deliberately reshaping our A&P investment across regions, focusing spending on opportunities with the highest growth potential, demonstrating agility and targeted resource allocation.

Highlights during fiscal 25 included the Guinness partnership with the Premier League, activated in 81 countries from August 2024, and underpinning strong Guinness growth globally.

Diageo is the #1 tequila player globally[2] and our portfolio gained share in >90% of net sales in measured markets. In fiscal 25, Don Julio was activated at scale with Día de los Muertos across 28 countries. Don Julio 1942 also saw its first ever global product collaboration with influencer Peggy Gou. Additionally, we launched our new global campaign for Casamigos, at the end of fiscal 25.

We made significant progress improving effectiveness of our A&P spend. Development costs (non-working) in fiscal 25 were 14% of A&P spend, down from 21% in fiscal 24. We previously shared that we intend to move closer to c.10% of A&P spend over time with savings from this reinvested or benefiting profit as part of our Accelerate programme. Importantly, we believe that we can be more effective and efficient with our A&P investment. Further progress in fiscal 25 included stepping up our usage of AI tools in our Virtual Content studios to produce fast, cost-effective asset adaptions, reflecting local language, regulatory requirements and cultural nuances. Additionally, the changes to our marketing operating model, leveraging Agile Brand Communities and Conscious Create Teams across the broader marketing function, are already delivering benefits from the improved co-creation and collaboration. Guinness, through its Premier League partnership, Smirnoff, and Baileys have all seen efficiencies from the work done in this area.

At the end of fiscal 25, we announced that Diageo would be an official tournament supporter for the FIFA World Cup 26™ in North, Central and South America. Leveraging Casamigos, Don Julio, Buchanan's, Johnnie Walker and Smirnoff, there is an exciting activation plan already underway, where we will be highlighting responsible drinking and community celebration.

Addressing the moderation opportunity

Moderation presents a significant opportunity for Diageo, the inherent versatility of spirits makes moderation more accessible and appealing and we are leaders in the fast-growing non-alc spirits category.[2] This segment not only clearly supports moderation but enables us to recruit consumers from beyond spirits. To extend our leadership, in fiscal 25, we acquired Ritual Beverage Company LLC, the #1 non-alc spirits brand in the US.[2] Our broader non-alc portfolio also delivered strong performance in fiscal 25, growing c.40%, with particularly strong momentum in Guinness 0.0 which delivered double-digit net sales growth, with standout performance in Great Britain, Ireland, and the US.

Our data shows that alongside convenience, moderation is a driver behind consumer demand for RTDs. With a pre-measured serve and often a lower ABV than bottled spirits, they are well placed to meet the needs of today's consumer. Also, we expect RTDs to continue to drive recruitment of LPA+ consumers, and specifically Gen-Z who are entering spirits earlier in this segment than historically. In fiscal 25, we initiated a more targeted strategy for RTDs in selective key RTD markets. We are seeing some encouraging early signs; in Australia, the successful launch of the RTD innovation, Smirnoff Crush, led to improved market share after a period of decline. In the US, Smirnoff Ice Sunny Days saw strong uptake from consumers and retailers, while in Brazil, incremental focus on Smirnoff Ice drove higher penetration among lower age LPA+ consumers. To mark Smirnoff Ice's 25th anniversary, we launched its first global campaign in over 20 markets. We also launched Casamigos Margarita RTD in key US states towards the end of fiscal 25, with a national rollout in Q1 fiscal 26.

Adapting our business to be more agile, accelerate growth and drive efficiencies

In the US, our spirits route-to-market has benefited from investment in capability building and increased route-to-market efforts and focused commercial execution. This investment is providing incremental resource to help customers profitably grow their business, and in key targeted accounts with investment we are seeing incremental growth.

We also continue to optimise the supply chain in the US. In January 2025, we announced plans to open a new manufacturing and warehouse facility in Montgomery, Alabama. This will move production closer to customers and distributors in the south of the US, which will enable a more efficient and sustainable supply chain.

As part of Accelerate, we introduced a new strategy and operating model for Diageo Europe to unlock the region's full potential. This includes targeted investments and the creation of more standalone markets, such as Spain and Italy, to bring us closer to customers and consumers, while driving performance improvements.

Finally, we are embedding a more performance-driven culture across Diageo by embracing continuous improvement, increasing speed and agility, and driving increased accountability amongst our leadership, supported by clear expectations on behaviours, capability building, and aligned incentives.

(1) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third- party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value for the twelve months ended 30 June 2025.
(2) RSV, IWSR 2024.

Spirit of *Progress*

We continued to deliver against our 'Spirit of Progress' ESG action plan, which sets out the actions we are taking against our three core priorities: promoting positive drinking, pioneering grain to glass sustainability and championing inclusion and diversity. In fiscal 25, we made progress on the following:

Promoting positive drinking:

- Educated 2 million people on the dangers of underage alcohol use through our award-winning programme, SMASHED.
- Delivered 1.6 million educational experiences on the dangers of drink driving, primarily through Wrong Side of the Road, our educational programme designed in partnership with UNITAR.
- In the US, launched the campaign 'Take a Minute. Make a Plan. Never Drive Impaired.', in partnership with Mothers Against Drunk Driving, the National Football League, and Uber. The campaign reached over 100 million people in the US, with more than 1 million Uber rides redeemed using discount codes in December 2024 alone.
- Launched a newly formed partnership with Men's Shed in Great Britain, showcasing DRINKiQ, our web-based platform which provides the facts, tools and support to help consumers make informed choices about their relationship with alcohol. The campaign targeted older men to help foster social connection, improve wellbeing and promote moderation. The campaign reached over 27 million consumers.

Pioneering grain to glass sustainability:

- Improved our water-use efficiency index in water-stressed areas by 2.6% versus fiscal 24.
- Completed 30 water replenishment projects in 10 countries, including a partnership in Mexico with the local authorities in Atotonilco to repair water leaks in the infrastructure. This project alone is expected to save the community approximately 1.73m m^3 of water per year.
- Led or participated in water collective action in priority basins located in 10 countries, including driving water-saving and land management action in the Upper Tana Basin in Kenya, where we are water basin champions.
- Reduced our greenhouse gas emissions from direct operations by 4.9% versus fiscal 24.
- Exceeded our fiscal 25 target of 35% recycled content in our plastic bottles, with 43% of our plastic bottles from recycled PET.

Champion inclusion and diversity:

- Have a leadership cohort that now comprises 43% women, and 46% of the leadership cohort identify as ethnically diverse.
- Provided 35,000 people with business and hospitality skills training through our Learning for Life programme, supporting and improving livelihoods all over the world.

Company *updates*

Portfolio optimisation

Disposals:
- Completed the sale of Safari, a fruit flavoured liqueur brand, in September 2024.
- Completed the sale of Diageo's shareholding in Guinness Nigeria PLC in September 2024.
- Completed the sale of Pampero rum in October 2024.
- Completed the sale of Cacique rum in January 2025.
- Completed the sale of Diageo's shareholding in Seychelles Breweries Limited in July 2025.
- Completed the sale of Diageo's shareholding in Guinness Ghana Breweries PLC in July 2025.

Acquisitions:
- Diageo acquired the remaining share capital of Ritual Beverage Company LLC that it did not already own in September 2024.
- Diageo India (United Spirits Limited) announced taking a controlling stake in NAO Spirits in June 2025.

Strategic partnership:
- Diageo formed a strategic partnership with Main Street Advisors where it exchanged majority ownership of Cîroc ultra-premium vodka's brand rights in North America for interest in Lobos 1707 tequila, completed in June 2025.

Appointment of Sir John Manzoni as Chair

Sir John Manzoni was appointed as Board Chair and Chair of the Nomination Committee on 5 February 2025.

Chief Executive Officer

On 16 July 2025, it was announced that Debra Crew stepped down as Chief Executive Officer, with immediate effect, by mutual agreement.

The Board has begun a comprehensive formal search process for her replacement, which will include exploring internal and external candidates. Until a permanent appointment is made, Nik Jhangiani has assumed the role of Chief Executive on an interim basis.

Interim Chief Financial Officer

On 30 July 2025, it was announced that Deirdre Mahlan has been appointed Interim Chief Financial Officer, effective 18 August 2025. Ms Mahlan's career includes 27 years at Diageo and predecessor companies, including serving as Diageo plc's Chief Financial Officer from 2010 to 2015.

Tariff *update*

Update on implications of tariff implementation and developments

We have continued to undertake considerable contingency planning in recent months and are focused on what we can control in relation to tariffs. Assuming the current 10% tariff remains on UK and 15% European imports into the US, that Mexican and Canadian spirits imports into the US remain exempt under the United States - Mexico - Canada Agreement (USMCA), and that there are no other changes to tariffs, the unmitigated impact of these tariffs is estimated to be c.$200 million on an annualised basis.

As a result of our extensive supply chain and broad and advantaged portfolio, we have undertaken a number of actions to help mitigate the potential impact including inventory management, supply chain optimisation and re-allocation of investments. Given the actions to date and before any pricing, we expect to be able to mitigate around half of this impact on operating profit on an ongoing basis. Looking ahead, we will continue to work on measures to mitigate this impact further. Our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully. The expected impact of tariffs on the above basis for fiscal 26 is included in our guidance.

Dividend

The recommended final dividend for the year ended 30 June 2025, to be proposed to shareholders for approval at the Annual General Meeting to be held on 6 November 2025, is 62.98 cents per share. This will bring the recommended full year dividend to 103.48 cents per share. Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as at 17 October 2025. The ex-dividend date is 16 October 2025 for holders of ordinary shares, and 17 October 2025 for holders of US ADRs.

Foreign exchange *guidance*

We are not providing specific guidance in relation to foreign exchange for fiscal 26. However, using the hedged rates we already have in place and for all other exposures, the spot exchange rates at 30 June 2025 including $1=£0.73 and $1=€0.85 and applying them to a representative income statement profile for fiscal 26, for the full fiscal year, we would see a favourable impact on net sales of approximately $400 million and for operating profit we would see a favourable exchange impact of approximately $60 million. The above spot rates, currency hedges and assumptions reflect a point in time. Thus, it is reasonable to expect spot rates to fluctuate, especially for emerging markets currencies.

We have updated our hedging policy to extend coverage duration and align hedge targets more closely with operating profit exposure, which we expect to reduce volatility going forward.

Notes to the business and *financial review*

Unless otherwise stated:
- movements in results are for the year ended 30 June 2025 compared to the year ended 30 June 2024;
- commentary below refers to organic movements unless stated as reported;
- volume is in millions of equivalent units (EUm);
- net sales are sales after deducting excise duties;
- percentage movements are organic movements unless stated as reported;
- growth is organic net sales movement;
- price/mix is in percentage points (pps); and
- market share refers to value share, except for India which is volume share.

See pages 39-46 for an explanation of the calculation and use of non-GAAP measures.

Region *review*



Reported results by region

		North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo
Volume	EUm	49.5	48.9	77.7	22.9	31.1	−	**230.1**
Net sales	$ million	7,973	4,821	3,635	1,847	1,834	135	**20,245**
Marketing	$ million	1,616	898	630	304	192	22	**3,662**
Operating profit before exceptional items	$ million	3,053	1,302	930	528	283	(392)	**5,704**
Operating profit	$ million	2,222	823	890	509	283	(392)	**4,335**

Reported growth by region

		North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo
Volume	%	(1.2)	(4.7)	3.7	3.6	(3.1)	−	**(0.2)**
Net sales	%	0.8	0.4	(4.8)	0.4	3.1	9.8	**(0.1)**
Marketing	%	(0.7)	2.9	(3.2)	(0.7)	(6.3)	(24.1)	**(0.8)**
Operating profit before exceptional items	%	(5.7)	(5.6)	(12.5)	5.2	116.0	(7.1)	**(4.1)**
Operating profit	%	(26.9)	(34.5)	(38.1)	1.4	116.0	(7.1)	**(27.8)**

Organic growth by region

		North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo
Volume	%	(0.8)	(4.3)	3.9	3.2	3.7	−	**0.9**
Net sales	%	1.5	0.3	(3.2)	9.2	10.5	8.1	**1.7**
Marketing	%	(0.6)	1.9	(2.5)	8.7	(4.4)	(21.4)	**0.1**
Operating profit before exceptional items	%	0.3	(2.5)	(11.0)	11.7	27.7	(6.2)	**(0.7)**

The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.

See pages 39-46 for an explanation of the calculation and use of non-GAAP measures.

North America *(39% net sales)*

Focused execution delivering share gain in a continued cautious consumer environment.

Key financials

	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	Other[1] $ million	2025 $ million	Reported movement %
Net sales	7,908	(10)	(41)	116	—	**7,973**	0.8
Marketing	1,627	—	(1)	(10)	—	**1,616**	(0.7)
Operating profit before exceptional items	3,236	(149)	(40)	9	(3)	**3,053**	(5.7)
Exceptional operating items[2]	(197)					**(831)**	
Operating profit	3,039					**2,222**	(26.9)

Markets

	Reported volume movement %	Reported net sales movement %	Organic volume movement %	Organic net sales movement %
North America[3]	(1.2)	0.8	(0.8)	1.5
US Spirits[3]	(1.8)	1.0	(1.3)	1.6
DBC USA[4]	2.7	4.9	2.6	4.8
Canada[3]	(3.3)	(3.7)	(3.2)	(0.9)

Key financials:

Reported net sales grew 0.8%, mainly driven by organic growth which was partly offset by the impact of the Cîroc transaction.[5] Organic net sales grew 1.5%, with growth in US Spirits and Diageo Beer Company (DBC USA) offset by a slight decline in Canada. Volume declined 0.8%, with a slight decline in US Spirits and Canada offsetting positive growth in DBC USA, which was offset by positive price/mix of 2.3%.

Organic operating profit grew 0.3%, with marketing and supply efficiencies and productivity savings partially offset by increased overheads cost. Marketing spend which was targeted behind growth drivers, Don Julio and Crown Royal Blackberry, reduced by 0.7% through efficiencies. Operating margin of 38.3%, decreased 42bps organically.

Excluding the impact of the Cîroc transaction,[5] organic net sales grew 0.8% and organic operating profit declined 0.4%.

US Spirits highlights:[6]

- **Overall** US Spirits net sales grew 1.6%, with positive price/mix of 2.9% offset by slight volume decline. Overall shipment growth was 1.6 percentage points ahead of depletions growth, with some variations across brands. US Spirits shipments grew ahead of depletions growth as distributors replenished inventory in particular of Don Julio and Crown Royal. We believe overall distributor inventory levels at the end of fiscal 25 remain appropriate for the current consumer environment and in line with historical levels.
- **Tequila** net sales grew 16.9%, driven by Don Julio, in particular strong growth in Don Julio Reposado, partially offset by a decline in Casamigos. Don Julio net sales grew 41.9%, growing both spirits industry and tequila category share, driven by the brand's cultural relevance and successful activation. Don Julio shipments grew ahead of depletions growth of 36% as distributors replenished inventory to levels we believe appropriate to accommodate strong consumer demand. Casamigos net sales declined 18% as a result of increased category competition driving lower demand.
- **Crown Royal** whisky net sales grew 3.8%, primarily driven by continued strong consumer demand for Crown Royal Blackberry, launched in the second half of fiscal 24. The innovation supported recruitment of consumers into spirits, the category and the Crown Royal trademark.
- **Buchanan's** net sales declined 26.0%, as the trademark lapped innovation inventory build on Buchanan's Pineapple in the prior year. Depletions declined 13%. Buchanan's scotch variants held share of the overall scotch category.
- **Johnnie Walker** net sales declined 10.6%, due to overall scotch category weakness. The Johnnie Walker trademark gained share of the scotch category and held share of total spirits, led by Johnnie Walker Black Label and Johnnie Walker Red Label.
- **Vodka** net sales declined 4.5%, due to increased competition in the category from RTD formats and overall category weakness. While Smirnoff lost category share, Ketel One gained share.
- **Captain Morgan** net sales declined 9.3%, due to rum category weakness. The primary Captain Morgan variant, Captain Morgan Original Spiced, gained share of the category.
- **Bulleit whiskey** net sales declined 7.3%. Bulleit held its share of US spirits but lost category share due to increased competition in the US whiskey category.

Rest of North America

- DBC USA net sales grew 4.8%, driven by strong growth in Guinness variants including Guinness Draught, Guinness Extra Stout, and Guinness 0.0. Growth in innovations including Captain Morgan Sliced, Smirnoff Sunny Days, and Smirnoff Shorties was partially offset by softer Smirnoff Ice performance.
- Canada net sales declined 0.9%, reflecting a weaker spirits category amid a challenging regulatory and operational backdrop which was partially offset by strong growth in Guinness.

(1) Fair value remeasurements. For further details see page 19.
(2) For further details on exceptional operating items see pages 19 and 29-30.
(3) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.
(4) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(5) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.
(6) Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.

Europe *(24% net sales)*

Resilient performance, Guinness continued to outperform.

Key financials

	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	Other[1] $ million	Hyperinflation[2] $ million	2025 $ million	Reported movement %
Net sales	4,804	(12)	(24)	15	—	38	4,821	0.4
Marketing	873	11	(5)	16	—	3	898	2.9
Operating profit before exceptional items	1,379	(34)	(10)	(32)	(14)	13	1,302	(5.6)
Exceptional operating items[3]	(122)						(479)	
Operating profit	1257						823	(34.5)

Markets

	Reported volume movement %	Reported net sales movement %	Organic volume movement %	Organic net sales movement %
Europe[4]	(4.7)	0.4	(4.3)	0.3
Great Britain[4]	(0.8)	6.7	(0.9)	3.5
Southern Europe[4]	(8.2)	(7.0)	(6.3)	(6.0)
Ireland[4]	0.3	7.0	0.1	5.5
Northern Europe[4]	(14.4)	(13.2)	(14.0)	(13.9)
Türkiye[4]	(3.8)	4.6	(3.7)	20.9
Eastern Europe[4]	1.7	2.9	1.5	1.1
MENA	1.9	2.5	1.8	2.3

Key financials:

Reported net sales grew 0.4% broadly in line with organic net sales, which increased 0.3%. Volume decline of 4.3% was offset by price/mix up 4.5%. Growth in Türkiye, Great Britain and Ireland was mostly offset by Northern Europe and Southern Europe. Favourable price/mix in Guinness in Great Britain and Ireland, coupled with Türkiye pricing adjustments in response to inflation helped overall price/mix.

Organic operating profit declined 2.5%, driven by the global Premier League partnership and increased investment in technology, this was partially offset by positive price, largely driven by Türkiye. Marketing investment grew 1.9%, ahead of organic sales growth, supporting strong Guinness growth in Great Britain, Ireland and Eastern Europe. Operating margin of 27.0%, decreased 80bps organically.

Market highlights:

- **Great Britain** net sales grew 3.5%, driven by double-digit organic net sales growth in Guinness despite temporary supply constraints. This was partially offset by a mid-single-digit decline in spirits net sales due to overall category weakness. In spirits, a continued focus on tequila delivered strong growth, particularly in Casamigos. Guinness gained category share in both the on-trade and off-trade channels, supported by effective brand building, the Premier League partnership and very strong momentum in Guinness 0.0. Notably, Guinness 0.0 is now the #1 non-alc beer in Great Britain and is the fastest growing non-alc beer.[5] Following a period of decline, RTD net sales were broadly flat, resulting from a number of initiatives implemented to stabilise demand.
- **Southern Europe** net sales declined 6.0%, due to performance in France which was adversely impacted by the transition to a new distribution model, and a broader decline in the spirits category. Diageo transitioned distribution of its malts and luxury brands in March 2024 from its joint venture with Moët Hennessy to direct distribution by Diageo France with the remaining brands moved in January 2025. Despite category challenges in the wider market, our market share of spirits grew, led by Johnnie Walker and Don Julio and supported by strong activation.
- **Ireland** net sales grew 5.5%, driven by the continued growth of Guinness. Strong share gain in the on-trade in Guinness was supported by effective brand building and the continued roll-out of Guinness 0.0 Draught which is now in more than 2,300 on-trade outlets. The market also delivered market share gain in spirits and TBA in a declining environment, supported by strong in-market execution.
- **Northern Europe** net sales declined 13.9%, primarily driven by strategic scotch pricing in Germany which negatively impacted performance. While the overall spirits category remained challenging, share gains were delivered across key categories including gin, rum, tequila and liqueurs.
- **Türkiye** net sales grew 20.9%, primarily driven by pricing adjustments in response to inflation. This resulted in a 3.7% volume decline, mainly in raki, as tight monetary policy and stagnant minimum wages slowed consumption. Despite the challenging environment, Johnnie Walker, Gordon's and Baileys delivered strong double-digit volume and organic net sales growth, supported by focused investment and targeted pricing actions.
- **Rest of Europe** net sales declined 0.4%, growth was impacted by the volatile environment influenced by political conflicts in the region which has impacted consumers; this was largely offset by strong Guinness performance in Eastern Europe and tequila in MENA. A dedicated MENA market was established at the end of fiscal 24 to capture long-term growth opportunities across the region.

(1) Fair value remeasurements. For further details see page 19.
(2) See page 31 and 40-42 for details on hyperinflation adjustments.
(3) For further details on exceptional items see pages 19 and 29-30.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.
(5) RSV R12M Nielsen (14/06/2025)/CGA (17/05/2025).

Asia Pacific *(18% net sales)*

Weaker China and Travel Retail, offsetting growth in India.

Key financials

	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	2025 $ million	Reported movement %
Net sales	3,817	(41)	(21)	(120)	**3,635**	(4.8)
Marketing	651	–	(5)	(16)	**630**	(3.2)
Operating profit before exceptional items	1,063	(11)	(7)	(115)	**930**	(12.5)
Exceptional operating items[1]	375				**(40)**	
Operating profit	1,438				**890**	(38.1)

Markets

	Reported volume movement %	Reported net sales movement %	Organic volume movement %	Organic net sales movement %
Asia Pacific[2]	3.7	(4.8)	3.9	(3.2)
India	5.1	4.6	5.1	7.1
Greater China[2]	8.5	(8.9)	8.4	(9.0)
Australia[2]	(2.4)	(7.8)	(2.4)	(6.9)
South East Asia[2]	(3.6)	(6.0)	(3.7)	(7.0)
Travel Retail Asia[2]	(8.5)	(23.3)	(8.7)	(24.3)
North Asia[2]	(13.2)	(10.4)	(7.3)	0.9

Key financials:

Reported net sales declined 4.8%, due to organic net sales decline, the disposal of Windsor and unfavourable foreign exchange. Organic net sales declined by 3.2%, due to continued macroeconomic challenges, notably in China and South East Asia, category pressure in Travel Retail Asia and the transition to a licence brewing model for Guinness in Australia and New Zealand. This was partially offset by India where performance was strong, supported by good volume growth.

Organic operating profit declined 11.0%, driven by adverse market and category mix, particularly the decline in Travel Retail Asia. Marketing investment declined 2.5%, largely driven by reduced investment in China, which was partially offset by increased spend in India. Operating margin of 25.6%, decreased 223bps organically.

Market highlights:

- **India** net sales grew 7.1%, driven by strong volume growth in the Prestige & Above segment supported by positive price/mix, and business re-commencing in the state of Andhra Pradesh after a five-year hiatus. Double-digit growth in Black & White, Signature and Royal Challenge stood out along with positive growth in McDowell's.
- **Greater China** net sales declined 9.0%, resulting from challenging macroeconomic conditions. In response to the consumer environment there was a deliberate strategic portfolio shift towards white spirits and lower aged malts, which supported strong volume growth and market share gain in international spirits, but resulted in negative price/mix. Chinese white spirits was adversely impacted by lapping strong double-digit growth due to last year's inventory restocking and reduced consumption occasions across the baijiu category.
- **Australia** net sales declined 6.9%, reflecting softness in Johnnie Walker and in RTDs. This was partially offset by strong Guinness performance in the first half. In the second half, Diageo transitioned its beer route-to-market to a licence brewing model, a strategic shift to support the long-term growth of Guinness in the market.
- **South East Asia** net sales declined 7.0%, mainly due to a double-digit decline in Vietnam where performance was adversely impacted by a route-to-market transformation implemented in response to evolving local market dynamics.
- **North Asia** net sales grew 0.9%, driven by strong performance in Japan offset by a decline in Korea given overall market weakness. Growth in Japan was underpinned by the launch of Johnnie Walker Black Ruby and the stabilisation of Johnnie Walker Black Label in the on and off-trade.
- **Travel Retail Asia** net sales declined 24.3%, due to softer consumption and continued retail inventory destocking. Despite this, the business gained share, driven by the Johnnie Walker portfolio and Don Julio.

(1)   For further details on exceptional items see pages 19 and 29-30.
(2)   Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.

Latin America and Caribbean *(9% net sales)*

Return to growth, consumer environment modestly improving.

Key financials

	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	Hyperinflation[1] $ million	Other[2] $ million	**2025 $ million**	Reported movement %
Net sales	1,839	(179)	3	167	17	–	**1,847**	0.4
Marketing	306	(35)	–	26	7	–	**304**	(0.7)
Operating profit before exceptional items	502	(61)	(7)	63	1	30	**528**	5.2
Exceptional operating items[3]	–						**(19)**	
Operating profit	502						**509**	1.4

Markets

	Reported volume movement %	Reported net sales movement %	Organic volume movement %	Organic net sales movement %
Latin America and Caribbean[4]	**3.6**	**0.4**	**3.2**	**9.2**
Brazil	**3.8**	**4.1**	**3.8**	**18.0**
Mexico	**(4.3)**	**(7.3)**	**(4.3)**	**5.4**
CCA	**7.5**	**6.9**	**7.3**	**6.4**
Andean[4]	**32.9**	**12.9**	**23.2**	**21.5**
South LAC[4]	**(2.9)**	**(14.1)**	**(2.9)**	**(6.3)**

Key financials:

Reported net sales grew 0.4%, with unfavourable foreign exchange almost fully offsetting strong organic growth. Organic net sales grew 9.2%, with volume up 3.2% and price/mix growth of 6.0%. Price/mix benefitted from favourable comparatives given lapping prior year promotion activity and effective pricing in Brazil due to premiumisation. We believe that inventory levels at the end of fiscal 25 remain at an appropriate level for the current consumer environment.

Organic operating profit increased 11.7%, driven by productivity savings, pricing in Brazil, positive mix and reduced levels of promotional spend. Marketing investment increased 8.7% and was focused on core brands. Operating margin of 28.6%, increased 68bps organically.

Market highlights:

- **Brazil** net sales grew 18.0%, driven by volume growth and positive price/mix. This strong performance reflects premiumisation and strategic pricing actions, supported by a more stable consumer environment and targeted investment. Growth was led by scotch, particularly Johnnie Walker and Old Parr, supported by both positive volume and price/mix. Brazil is a key strategic market for RTDs, with Smirnoff driving strong growth through targeted investment and strong in-market execution.
- **Mexico** net sales grew 5.4%, as the consumer environment began to stabilise over the year, though momentum remained subdued. Growth was largely driven by Don Julio, primarily reflecting the lapping of significant promotional activity in the prior year and suppressed volume. This was partially offset by a decline in whisky, mainly Buchanan's.
- **CCA** net sales grew 6.4%, given favourable scotch and tequila performance.
- **Andean (Colombia and Venezuela)** net sales increased 21.5%, mainly due to Buchanan's and Old Parr, as a result of market stabilisation.
- **South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay)** net sales declined 6.3%, driven by the volatile macroeconomic and the weakening consumer environment adversely impacting consumption. Despite the challenging environment, the market delivered market share gain.

(1) See pages 31 and 40-42 for details on hyperinflation adjustments.
(2) Fair value remeasurements. For further details see page 19.
(3) For further details on exceptional items see pages 19 and 29-30.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.

Africa *(9% net sales)*

Strong growth benefitting from route-to-market changes.

Key financials

	2024 $ million	Exchange $ million	Reclassification[1] $ million	Acquisitions and disposals $ million	Organic movement $ million	Hyperinflation[2] $ million	2025 $ million	Reported movement %
Net sales	1,778	121	(67)	(146)	150	(2)	1,834	3.1
Marketing	205	8	—	(13)	(8)	—	192	(6.3)
Operating profit before exceptional items	131	59	—	37	59	(3)	283	116.0
Exceptional operating items[3]	—						—	
Operating profit	131						283	116.0

Markets

	Reported volume movement %	Reported net sales movement %	Organic volume movement %	Organic net sales movement %
Africa[4]	(3.1)	3.1	3.7	10.5
East Africa	2.0	14.3	2.0	7.0
SWC Africa[4][5]	25.8	26.6	6.1	15.8

Key financials:

Reported net sales grew 3.1%, with strong organic net sales growth partly offset by a reclassification as a result of route-to-market change. Organic net sales grew 10.5%, with growth across all markets, most notably, double-digit growth in Ghana, South Africa and Tanzania. Volume grew 3.7% and price/mix grew 6.9%, with the latter mainly due to pricing and premiumisation through East Africa.

Organic operating profit grew 27.7% driven by the positive impact of pricing. Marketing investment declined by 4.4% due to efficiencies and change in portfolio and marketing mix. Operating margin of 15.4%, increased 232bps organically.

Market highlights:

- **East Africa** net sales grew 7.0%, with growth delivered across Kenya, Uganda and Tanzania. Performance was driven by strong growth in beer, rum, and scotch, partially offset by declines in gin and vodka. Beer delivered strong single-digit growth, led by local brands, Serengeti and White Cap, as well as Guinness. Performance in rum was driven by local flavour innovation on Kenya Cane. The transition to an independent route-to-market for premium-plus-spirits supported double-digit growth in Johnnie Walker.
- **SWC Africa (South, West and Central Africa)** net sales grew 15.8%, driven by double-digit organic volume and net sales growth in Ghana supported by an improving macroeconomic environment. Double-digit growth in Malta Guinness and Guinness was the result of increased distribution and favourable pricing. Strong growth in Gordon's led to share gains in the gin category in South Africa, following the change in the route-to-market. This was partially offset by softness in Johnnie Walker, attributed to increased competition. In the second half of the fiscal year, a route-to-market change was implemented on Smirnoff RTDs in South Africa, to unlock growth in one of the fastest growing TBA categories.

(1)　Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2)　See pages 31 and 40-42 for details on hyperinflation adjustments.
(3)　For further details on exceptional items see pages 19 and 29-30.
(4)　Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 43.
(5)　Reported volume and reported net sales movements do not include the Guinness Nigeria PLC disposal.

Category and *brand review*

For the year ended 30 June 2025

Key categories

	Organic volume movement[1] %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits[2]	–	–	(2)	76
Scotch	(2)	(4)	(7)	22
Tequila	15	18	17	13
Vodka[3][4]	(4)	(5)	(9)	8
Canadian whisky	5	3	3	7
Rum[4]	(3)	(5)	(7)	5
Liqueurs	(7)	(4)	(4)	5
Gin[4]	(1)	(4)	(11)	4
IMFL whisky	7	10	8	4
Chinese white spirits	5	(8)	(8)	3
US whiskey	(8)	(9)	(9)	2
Beer	6	10	10	18
Ready to drink	4	2	–	4

Key brands[5]

	Organic volume movement[6] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(3)	(5)	(7)
Don Julio	41	38	37
Guinness	14	13	12
Crown Royal	4	3	3
Smirnoff	(3)	(5)	(6)
Baileys	(1)	(4)	(3)
Captain Morgan	(3)	(6)	(6)
Casamigos[7]	(16)	(16)	(16)
Shui Jing Fang[8]	5	(8)	(8)
McDowell's	2	7	4

(1)   Organic equals reported volume movement except for spirits (1)%, vodka (5)%, liqueurs (8)%, gin (2)%, beer 3%, and ready to drink (2)%.
(2)   Spirits brands excluding ready to drink and non-alcoholic variants.
(3)   Vodka includes Ketel One Botanical.
(4)   Vodka, rum and gin include IMFL variants.
(5)   Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(6)   Organic equals reported volume movement, except for Guinness 11%, Baileys (2)% and Captain Morgan (4)%.
(7)   Casamigos trademark includes both tequila and mezcal.
(8)   Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Key financial *information*

For the year ended 30 June 2025

Summary financial information

		2025	2024	Organic growth %	Reported growth %
Net sales	$ million	**20,245**	20,269	**1.7**	**(0.1)**
Cost of sales	$ million	**(7,997)**	(8,014)		**(0.2)**
Gross profit	$ million	**12,248**	12,255		**(0.1)**
Marketing	$ million	**(3,662)**	(3,691)	**0.1**	**(0.8)**
Other operating items	$ million	**(2,882)**	(2,619)		
Operating profit before exceptional items	$ million	**5,704**	5,945	**(0.7)**	**(4.1)**
Exceptional operating items[1]	$ million	**(1,369)**	56		
Operating profit	$ million	**4,335**	6,001		**(27.8)**
Non-operating exceptional items[1]	$ million	**(220)**	(70)		
Net finance charges[1]	$ million	**(771)**	(885)		
Share of after tax results of associates and joint ventures	$ million	**193**	414		**(53.4)**
Profit before taxation	$ million	**3,537**	5,460		
Taxation	$ million	**(999)**	(1,294)		
Profit for the year	$ million	**2,538**	4,166		
Attributable to:					
Equity shareholders of the parent company	$ million	**2,354**	3,870		**(39.2)**
Non-controlling interests	$ million	**184**	296		
Basic earnings per share	cents	**105.9**	173.2		**(38.9)**
Basic earnings per share before exceptional items	cents	**164.2**	179.6		**(8.6)**

(1) For further details on exceptional items see pages 19 and 29-30.

Net sales

Reported net sales for the full year were down 0.1% to $20,245 million (fiscal 24: $20,269 million) and were impacted by unfavourable foreign exchange of $119 million (-0.6%) and acquisition and disposal adjustments reduced this by $229 million (-1.1%), partially offset by hyperinflation adjustments of $53 million.

Organic net sales grew $338 million or 1.7% with organic growth in four of the five regions, including in North America, where Don Julio, Guinness and Crown Royal were the standout performers. Growth was supported by positive price/mix of 0.8% and 0.9% volume growth. Volume increased in three of the five regions, with continued pressure in North America and Europe. There was positive price/mix in four of the five regions, but negative price/mix in Asia Pacific driven by consumer downtrading in South East Asia and China and unfavourable market mix with strong volume performance in India. The four percentage points of phasing which favourably benefitted Q3 organic net sales growth rate mostly reversed in Q4 fiscal 25.

Excluding the impact of the Cîroc transaction organic net sales growth was 1.5%, with 0.8% volume and 0.7% price/mix.[1]

Cost of sales

Cost of sales broadly flat on a reported basis at $7,997 million (fiscal 24: $8,014 million), the positive impact of productivity savings offset moderating inflationary pressure.

Marketing

Marketing investment declined by 0.8% on a reported basis to $3,662 million (fiscal 2024: $3,691 million), reflecting a reinvestment rate of 18.1% (fiscal 2024: 18.2%). On an organic basis, investment was flat as we strategically reshaped our A&P spend across regions, prioritising high-growth opportunities and demonstrating agility in resource allocation with a focus on reducing development spend. Development costs were reduced to 14% in fiscal 25 (fiscal 24: 21%), this reduction was driven by the accelerated adoption of AI-enabled content creation (Virtual Content Studios) and operational model changes, including the launch of Agile Brand Communities and Conscious Create teams, which encourage improved co-creation and collaboration.

Other operating items and exceptional operating items

Other operating items before exceptional items increased by 10% to $2,882 million (fiscal 24: $2,619 million), largely driven by higher staff costs, including incentives and wage cost inflation, as well as strategic investments in RTM changes in the US.

Exceptional operating items increased to $1,369 million (fiscal 24: $56 million (exceptional operating income)) largely driven by impairment, including $458 million in respect of Diageo's investment in various Distill Ventures business, as a result of the strategic decision to exit Distill Ventures, and $231 million in respect of Aviation American Gin. Exceptional operating items also included restructuring costs of $225 million relating to charges for the Accelerate programme and supply chain agility programme. The distribution model change in France resulted in an exceptional operating charge of $145 million.

Operating profit

Organic operating profit declined by 0.7%, with operating margin down 68bps organically, mainly due to higher overheads partly offset by a slight improvement in gross margin. Reported operating profit declined 27.8% and reported operating profit margin declined 819bps, primarily due to exceptional costs including impairment and restructuring costs, unfavourable foreign exchange and a lower operating margin.

Excluding the impact of the Cîroc transaction, organic operating profit and operating margin declined 1.0% and 70bps respectively.[1]

Non-operating exceptional items

In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the sale of Guinness Nigeria PLC ($125 million) and loss on the prospective sale of Guinness Ghana Breweries PLC ($114 million).

(1)   On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.

Net finance charges

Net finance costs were $771 million (fiscal 24: $885 million), with the decrease driven by the capitalisation of borrowing costs on capital expenditure and the reduced costs of cash management swaps.

Taxation

The income tax charge of $999 million (fiscal 24: $1,294 million) represented an effective tax rate of 29.9% (fiscal 24: 25.6%). The effective tax rate before exceptional items was 24.9% (fiscal 24: 25.1%).

Share of after tax results of associates and joint ventures

Share of after tax results of associates and joint ventures declined by 53.4% to $193 million (fiscal 24: $414 million), largely due to a significantly lower Moët Hennessy contribution.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $184 million (fiscal 24: $296 million), driven mainly by the lapping of exceptional items in Shui Jing Fang in the prior year.

Basic earnings per share (EPS)

Basic EPS before exceptional items declined 8.6% from 179.6 cents to 164.2 cents, primarily driven by a significantly lower associate income from Moët Hennessy and unfavourable foreign exchange. This was calculated using a weighted average number of shares in issue excluding own shares of 2,222 million (fiscal 24: 2,234 million).

Net cash flow from operating activities and free cash flow

Net cash from operating activities was $4,297 million, an increase of $192 million compared to fiscal 24. Free cash flow increased by $139 million to $2,748 million.

Free cash flow growth was driven by solid working capital management including higher creditors and lower maturing stock movement year on year.

Net capital expenditure in fiscal 25 was $1,549 million (fiscal 24: $1,496 million) to support supply capacity expansion projects, North America supply chain transformation and furthering digital capability.

Return on average invested capital (ROIC)

ROIC was 13.7% (fiscal 24: 15.8%) with the decrease driven mainly by lower associate income from Moët Hennessy and unfavourable exchange.

Net debt

As at 30 June 2025, the group's net debt was $21,854 million (fiscal 24: $21,017 million), the increase was mainly due to foreign exchange movement on non-US dollar debt.

Additional financial *information*

Key financials - certain line items

Year ended 30 June 2025	Reported 2024 $ million	Exceptional operating items (c) $ million	Exchange (a) $ million	Acquisitions and disposals (b) $ million	Organic movement[1] $ million	Fair value remeasurement (d) $ million	Reclassification[2] $ million	Hyperinflation[1] $ million	Reported 2025 $ million
Sales	27,891	—	(283)	(264)	570	—	—	50	27,964
Excise duties	(7,622)	—	164	35	(232)	—	(67)	3	(7,719)
Net sales	20,269	—	(119)	(229)	338	—	(67)	53	20,245
Cost of sales	(8,071)	(18)	(88)	180	(114)	30	67	(58)	(8,072)
Gross profit	12,198	(18)	(207)	(49)	224	30	—	(5)	12,173
Marketing	(3,691)	—	17	24	(2)	—	—	(10)	(3,662)
Other operating items	(2,506)	(1,407)	(10)	(2)	(260)	(17)	—	26	(4,176)
Operating profit	6,001	(1,425)	(200)	(27)	(38)	13	—	11	4,335
Other line items:									
Non-operating items	(70)								(220)
Taxation (e)	(1,294)								(999)

(1) For the definition of organic movement and hyperinflation, see pages 39-40.
(2) Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.

(i) Reported figures in the table above have been extracted from the condensed consolidated income statement for the years ended 30 June 2024 and 30 June 2025.
(ii) Acquisitions and disposals, organic movement, fair value remeasurement, reclassification and hyperinflation figures have been calculated at the prior period weighted average exchange rates.

(a) Exchange

The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the Turkish lira and the Brazilian real, partially offset by the strengthening of the sterling against the US dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2025 is set out in the table below.

	Gains/(losses) $ million
Translation impact	4
Transaction impact	(204)
Operating profit before exceptional items	**(200)**
Net finance charges – translation impact	(69)
Net finance charges – transaction impact	70
Net finance charges[1]	1
Associates – translation impact	2
Profit before exceptional items and taxation	**(197)**

(1) For more information about Finance income and charges please see page 31.

	Year ended 30 June 2025	Year ended 30 June 2024
Exchange rates		
Translation $1 =	**£0.77**	£0.80
Transaction $1 =	**£0.80**	£0.82
Translation $1 =	**€0.92**	€0.93

(b) Acquisitions and disposals

The acquisitions and disposals movement in the year ended 30 June 2025 was primarily attributable to the acquisition of Ritual Beverage Company LLC, the disposals of the Pampero brand and the Cacique brand, the new Cîroc contractual arrangement in North America and the disposal of Guinness Nigeria PLC. See pages 20, 34-36 and 39-43 for further details.

(c) Exceptional items

In the year ended 30 June 2025, exceptional operating items were a charge of $1,369 million due to impairment of investments in associates and other investments, brands, tangible fixed assets, other assets and other related charges ($910 million), charges for the Accelerate programme, that includes supply chain agility programme ($225 million), the distribution model change in France ($145 million), various dispute and litigation matters ($51 million) and the reversal of rum cover-over income ($38 million). In the year ended 30 June 2024, exceptional operating items were a gain of $56 million, mainly driven by a net gain of $224 million due to impairment reversal, various dispute and litigation matters (a charge of $107 million) and the supply chain agility programme (a charge of $61 million).

In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the sale of Guinness Nigeria PLC ($125 million) and loss on the prospective sale of Guinness Ghana Breweries PLC ($114 million). In the year ended 30 June 2024, exceptional non-operating items were a loss of $70 million, mainly driven by the loss on the sale of the Windsor business in Korea ($58 million).

In the year ended 30 June 2025, exceptional finance income was in relation to borrowing costs capitalised of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.

See pages 29-30 for further details.

(d) Fair value remeasurement

In the year ended 30 June 2025, the adjustment to cost of sales of a gain of $13 million reflects the elimination of fair value changes for biological assets in respect of growing agave plants for the production of tequila (2024 – $17 million loss). The adjustments to marketing and other operating expenses of a gain of $139 million were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions (2024 – $156 million gain).

(e) Taxation

In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.

On this new basis, the reported tax rate for the year ended 30 June 2025 was 29.9% compared with 25.6% for the year ended 30 June 2024.

Included in the tax charge of $999 million in the year ended 30 June 2025 is a net exceptional tax credit of $214 million, including an exceptional tax credit of $138 million in relation to brand impairments and tangible fixed assets, a tax credit of $46 million in respect of restructuring programmes, a tax credit of $36 million in respect of Diageo's agreement with LVMH on the termination of their joint operation in France, and a tax credit of $12 million in respect of various dispute and litigation matters in North America, partially offset by $15 million tax charge in respect of capitalised borrowing costs and $3 million tax charge in respect of sale of businesses and brands.

Included in the tax charge of $1,294 million in the year ended 30 June 2024 is a net exceptional tax charge of $24 million, including an exceptional tax charge of $95 million in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by a tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed assets, a tax credit of $13 million comprised of brand impairments in the US ready-to-drink portfolio, a tax credit of $23 million in relation to various dispute and litigation matters in North America and a tax credit of $15 million in respect of the supply chain agility programme.

The tax rate before exceptional items for the year ended 30 June 2025 was 24.9% compared with 25.1% for the year ended 30 June 2024.

We expect the tax rate before exceptional items for the year ending 30 June 2026 to be in the region of 25%.

(f) Dividend

The group aims to maximise its return of capital to shareholders each year. The decision in respect of the dividend is made with reference to the dividend policy for the respective period that includes current performance trends, including sales, profit after tax and cash generation. Diageo aims for dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2025, dividend cover was 1.6 times (2024 – 1.7 times). The group will keep future returns of capital, including dividends, under review to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend of 62.98 cents per share (2024 – 62.98 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 17 October 2025. The ex-dividend date is 16 October 2025 for holders of ordinary shares and 17 October 2025 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 7 November 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on 20 November 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 4 December 2025. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 7 November 2025.

Movements in net borrowings and equity

Movements in net borrowings

	2025 $ million	2024 $ million
Net borrowings at the beginning of the year	**(21,017)**	**(19,582)**
Free cash flow (1)	2,748	2,609
Movements in loans, other investments and other financial assets	(195)	(47)
Acquisitions (2)	(35)	(6)
Investment in associates (2)	(84)	(133)
Sale of businesses and brands (3)	143	87
Share buyback programme	–	(987)
Net sale of own shares for share schemes	15	21
Net sale/(purchase) of treasury shares in respect of subsidiaries	8	(10)
Dividend paid to non-controlling interests	(138)	(117)
Net movements in bonds (4)	1,527	558
Purchase of shares of non-controlling interests (5)	(9)	(223)
Net movements in other borrowings (6)	(629)	(106)
Equity dividend paid	(2,298)	(2,242)
Unclaimed dividends and share forfeiture	30	–
Net increase/(decrease) in cash and cash equivalents	**1,083**	**(596)**
Net increase in bonds and other borrowings	(898)	(453)
Exchange differences (7)	(921)	(199)
Other non-cash items	(101)	(187)
Net borrowings at the end of the year	**(21,854)**	**(21,017)**

(1) See page 44 for the analysis of free cash flow.

(2) On 24 September 2024, Diageo completed the acquisition of, and paid $23 million, net of cash acquired, for the remaining issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. On 19 June 2025, Diageo announced that it acquired a controlling stake in Nao Spirits & Beverages Private Limited. In the year ended 30 June 2024, Diageo paid $6 million in respect of prior year acquisitions. In the years ended 30 June 2025 and 30 June 2024, investment in associates included additional investments in a number of Distill Ventures associates.

(3) In the year ended 30 June 2025, sale of businesses and brands included the disposal of the Cacique brand for a net cash consideration, net of disposal costs, of $67 million, the disposal of Guinness Nigeria PLC for a net cash consideration, net of disposal costs, of $53 million and the disposal of the Pampero brand for a net cash consideration, net of disposal costs, of $55 million. In the year ended 30 June 2024, sale of businesses and brands included a net cash consideration, net of disposal costs, of $88 million for the disposal of Windsor Global Co., Ltd.

(4) See page 32 for the analysis of net movement in bonds.

(5) In the year ended 30 June 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the remaining 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs.

(6) In the year ended 30 June 2025, the net movements in other borrowings principally arose from the $479 million repayment of commercial paper and $114 million repayment of lease liabilities. In the year ended 30 June 2024, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances, cash outflows of foreign currency swaps and forwards, and repayment of lease liabilities.

(7) In the year ended 30 June 2025, exchange losses arising on net borrowings of $921 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and on foreign currency swaps and forwards. In the year ended 30 June 2024, exchange losses arising on net borrowings of $199 million were primarily driven by adverse exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents, partially offset by favourable movements on foreign currency swaps and forwards.

Movements in equity

	2025 $ million	2024 $ million
Equity at the beginning of the year	**12,070**	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (1)	–	51
Adjusted equity at the beginning of the year	**12,070**	11,760
Profit for the year	**2,538**	4,166
Exchange adjustments (2)	452	(645)
Remeasurement of post-employment benefit plans net of taxation	(2)	(61)
Purchase of shares of non-controlling interests (3)	(7)	(223)
Change in non-controlling interests from sale of business	9	–
Hyperinflation adjustments net of taxation (1)	264	365
Dividend declared to non-controlling interests	(140)	(121)
Equity dividend declared	(2,298)	(2,243)
Share buyback programme	–	(997)
Other reserve movements	292	69
Equity at the end of the year	**13,178**	12,070

(1) See pages 31 and 40-42 for details on hyperinflation adjustments.

(2) Exchange movements in the year ended 30 June 2025 primarily arose from exchange gains driven by sterling. Exchange movements in the year ended 30 June 2024 primarily arose from exchange losses driven by the Turkish lira, the Mexican peso, sterling and the euro.

(3) In the year ended 30 June 2024, the purchase of shares of non-controlling interests of $223 million represented the acquisition of 50% of DeLeon Holdco LLC's share capital.

Post-employment benefit plans

The net surplus of the group's post-employment benefit plans increased by $35 million from $717 million at 30 June 2024 to $752 million at 30 June 2025. The increase in net surplus was predominantly attributable to the favourable changes in the discount and inflation rates in the UK and Ireland that was partially offset by the adverse change in the market value of assets held by the post-employment benefit plans in the UK and the experience loss arising from the triennial valuation of the UK post-employment schemes.

Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2026 are estimated to be approximately $45 million.

Condensed consolidated income statement

	Notes	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million
Sales	2	27,964	27,891
Excise duties		(7,719)	(7,622)
Net sales	2	20,245	20,269
Cost of sales		(8,072)	(8,071)
Gross profit		12,173	12,198
Marketing		(3,662)	(3,691)
Other operating items		(4,176)	(2,506)
Operating profit	2	4,335	6,001
Non-operating items	3	(220)	(70)
Finance income	4	480	400
Finance charges	4	(1,251)	(1,285)
Share of after tax results of associates and joint ventures		193	414
Profit before taxation		3,537	5,460
Taxation	5	(999)	(1,294)
Profit for the year		2,538	4,166
Attributable to:			
Equity shareholders of the parent company		2,354	3,870
Non-controlling interests		184	296
		2,538	4,166
Weighted average number of shares		million	million
Shares in issue excluding own shares		2,222	2,234
Dilutive potential ordinary shares		6	5
		2,228	2,239
		cents	cents
Basic earnings per share		105.9	173.2
Diluted earnings per share		105.7	172.8

Condensed consolidated statement of comprehensive income

	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million
Other comprehensive income		
Items that will not be recycled subsequently to the income statement		
Net remeasurement of post-employment benefit plans		
Group	**(13)**	(76)
Associates and joint ventures	**4**	1
Tax on post-employment benefit plans	**7**	14
Changes in the fair value of equity investments	**–**	(1)
	(2)	(62)
Items that may be recycled subsequently to the income statement		
Exchange differences on translation of foreign operations		
Group	**633**	(516)
Associates and joint ventures	**489**	(64)
Non-controlling interests	**(4)**	(21)
Net investment hedges	**(845)**	(70)
Exchange loss recycled to the income statement		
On disposal of foreign operations	**179**	26
Tax on exchange differences – group	**10**	11
Effective portion of changes in fair value of cash flow hedges		
Hedge of foreign currency debt of the group	**161**	(58)
Transaction exposure hedging of the group	**144**	61
Hedges by associates and joint ventures	**13**	(3)
Commodity price risk hedging of the group	**(20)**	13
Recycled to income statement – hedge of foreign currency debt of the group	**(230)**	152
Recycled to income statement – transaction exposure hedging of the group	**(68)**	(266)
Recycled to income statement – commodity price risk hedging of the group	**19**	9
Cost of hedging	**101**	(51)
Recycled to income statement – cost of hedging	**(26)**	(27)
Tax on effective portion of changes in fair value of cash flow hedges	**(15)**	16
Hyperinflation adjustments	**362**	503
Tax on hyperinflation adjustments	**(98)**	(138)
	805	(423)
Other comprehensive income/(loss) net of tax for the year	**803**	(485)
Profit for the year	**2,538**	4,166
Total comprehensive income for the year	**3,341**	3,681
Attributable to:		
Equity shareholders of the parent company	**3,158**	3,404
Non-controlling interests	**183**	277
Total comprehensive income for the year	**3,341**	3,681

Condensed consolidated balance sheet

	Notes	30 June 2025 $ million	$ million	30 June 2024 $ million	$ million
Non-current assets					
Intangible assets	12	14,776		14,814	
Property, plant and equipment		9,528		8,509	
Biological assets		176		199	
Investments in associates and joint ventures		5,334		5,032	
Other investments		39		94	
Other receivables		38		38	
Other financial assets		623		373	
Deferred tax assets		150		143	
Post-employment benefit assets		1,161		1,146	
			31,825		30,348
Current assets					
Inventories	6	10,658		9,720	
Trade and other receivables		3,504		3,487	
Assets held for sale	14	257		130	
Corporate tax receivables	5	354		304	
Other financial assets		524		355	
Cash and cash equivalents	7	2,200		1,130	
			17,497		15,126
Total assets			49,322		45,474
Current liabilities					
Borrowings and bank overdrafts	7	(2,928)		(2,885)	
Other financial liabilities		(278)		(348)	
Trade and other payables		(6,952)		(6,354)	
Liabilities held for sale	14	(193)		(48)	
Corporate tax payables	5	(138)		(136)	
Provisions		(223)		(97)	
			(10,712)		(9,868)
Non-current liabilities					
Borrowings	7	(20,820)		(18,616)	
Other financial liabilities		(751)		(940)	
Other payables		(192)		(304)	
Provisions		(316)		(300)	
Deferred tax liabilities		(2,944)		(2,947)	
Post-employment benefit liabilities		(409)		(429)	
			(25,432)		(23,536)
Total liabilities			(36,144)		(33,404)
Net assets			13,178		12,070
Equity					
Share capital		887		887	
Share premium		1,703		1,703	
Other reserves		454		(91)	
Retained earnings		8,046		7,533	
Equity attributable to equity shareholders of the parent company			11,090		10,032
Non-controlling interests			2,088		2,038
Total equity			13,178		12,070

Condensed consolidated statement of changes in equity

	Share capital $ million	Share premium $ million	Other reserves $ million	Retained earnings/(deficit)			Equity attributable to parent company shareholders $ million	Non-controlling interests $ million	Total equity $ million
				Own shares $ million	Other retained earnings $ million	Total $ million			
At 30 June 2023	898	1,703	665	(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana	–	–	–	–	41	41	41	10	51
Adjusted opening balance	898	1,703	665	(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the year	–	–	–	–	3,870	3,870	3,870	296	4,166
Other comprehensive (loss)/income	–	–	(767)	–	301	301	(466)	(19)	(485)
Total comprehensive (loss)/income for the year	–	–	(767)	–	4,171	4,171	3,404	277	3,681
Employee share schemes	–	–	–	36	12	48	48	–	48
Share-based incentive plans	–	–	–	–	43	43	43	–	43
Share-based incentive plans in respect of associates	–	–	–	–	5	5	5	–	5
Share based payments and purchase of own shares in respect of subsidiaries	–	–	–	–	(6)	(6)	(6)	(4)	(10)
Purchase of non-controlling interests	–	–	–	–	(246)	(246)	(246)	23	(223)
Tax on purchase of non-controlling interests	–	–	–	–	53	53	53	–	53
Unclaimed dividend	–	–	–	–	1	1	1	–	1
Change in fair value of put option	–	–	–	–	73	73	73	–	73
Share buyback programme	(11)	–	11	–	(997)	(997)	(997)	–	(997)
Dividend declared for the year	–	–	–	–	(2,243)	(2,243)	(2,243)	(121)	(2,364)
At 30 June 2024	887	1,703	(91)	(2,250)	9,783	7,533	10,032	2,038	12,070
Profit for the year	–	–	–	–	2,354	2,354	2,354	184	2,538
Other comprehensive income/(loss)	–	–	545	–	259	259	804	(1)	803
Total comprehensive income for the year	–	–	545	–	2,613	2,613	3,158	183	3,341
Employee share schemes	–	–	–	22	11	33	33	–	33
Share-based incentive plans	–	–	–	–	59	59	59	–	59
Share-based incentive plans in respect of associates	–	–	–	–	4	4	4	–	4
Tax on share-based incentive plans	–	–	–	–	3	3	3	–	3
Share based payments and purchase of own shares in respect of subsidiaries	–	–	–	–	(4)	(4)	(4)	(2)	(6)
Change in non-controlling interests from sale of business	–	–	–	–	–	–	–	9	9
Purchase of non-controlling interests	–	–	–	–	(7)	(7)	(7)	–	(7)
Change in fair value of put option	–	–	–	–	89	89	89	–	89
Reversal of share buyback transaction cost	–	–	–	–	21	21	21	–	21
Dividend declared for the year	–	–	–	–	(2,298)	(2,298)	(2,298)	(140)	(2,438)
At 30 June 2025	887	1,703	454	(2,228)	10,274	8,046	11,090	2,088	13,178

Condensed consolidated statement of cash flows

	Year ended 30 June 2025		Year ended 30 June 2024	
	$ million	$ million	$ million	$ million
Cash flows from operating activities				
Profit for the year	2,538		4,166	
Taxation	999		1,294	
Share of after tax results of associates and joint ventures	(193)		(414)	
Net finance charges	771		885	
Non-operating items	220		70	
Operating profit		4,335		6,001
Increase in inventories	(470)		(156)	
Increase in trade and other receivables	(49)		(66)	
Increase/(decrease) in trade and other payables and provisions	442		(546)	
Net increase in working capital		(77)		(768)
Depreciation, amortisation and impairment	1,718		493	
Dividends received	175		269	
Post-employment payments less amounts included in operating profit	22		(18)	
Other items	37		88	
		1,952		832
Cash generated from operations		6,210		6,065
Interest received	181		156	
Interest paid	(980)		(1,017)	
Taxation paid	(1,114)		(1,099)	
		(1,913)		(1,960)
Net cash inflow from operating activities		4,297		4,105
Cash flows from investing activities				
Disposal of property, plant and equipment and computer software	63		14	
Purchase of property, plant and equipment and computer software	(1,612)		(1,510)	
Movements in loans, other investments and other financial assets	(195)		(47)	
Sale of businesses and brands	143		87	
Acquisition of subsidiaries	(35)		(6)	
Investments in associates and joint ventures	(84)		(133)	
Net cash outflow from investing activities		(1,720)		(1,595)
Cash flows from financing activities				
Share buyback programme	–		(987)	
Net sale of own shares for share schemes	15		21	
Net sale/(purchase) of treasury shares in respect of subsidiaries	8		(10)	
Dividends paid to non-controlling interests	(138)		(117)	
Proceeds from bonds	3,943		2,225	
Repayment of bonds	(2,416)		(1,667)	
Purchase of shares of non-controlling interests	(9)		(223)	
Cash inflow from other borrowings	83		387	
Cash outflow from other borrowings	(712)		(493)	
Equity dividends paid	(2,298)		(2,242)	
Unclaimed dividends and share forfeiture	30		–	
Net cash outflow from financing activities		(1,494)		(3,106)
Net increase/(decrease) in net cash and cash equivalents		1,083		(596)
Exchange differences		(35)		(33)
Reclassification to assets and liabilities held for sale		21		(30)
Net cash and cash equivalents at beginning of the year		1,109		1,768
Net cash and cash equivalents at end of the year		2,178		1,109
Net cash and cash equivalents consist of:				
Cash and cash equivalents		2,200		1,130
Bank overdrafts		(22)		(21)
		2,178		1,109

Notes

1. Basis of preparation

These unaudited condensed consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee and in conformity with the requirements of the Companies Act 2006. IFRS Accounting Standards as adopted by the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB, but the differences have no impact on the group's consolidated financial statements for 2024 and the group's unaudited consolidated financial statements for 2025, as presented. The unaudited consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.

In preparing these unaudited condensed consolidated financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were in respect of taxation, brands, goodwill, other intangibles, contingent considerations, post-employment benefits, contingent liabilities and legal proceedings.

The comparative figures for the financial year ended 30 June 2024 are not the company's statutory accounts (within the meaning of section 434 of the Companies Act 2006) for that financial year. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The Company's auditors, PricewaterhouseCoopers LLP has consented to the release of these preliminary results. The financial information for the year ended 30 June 2025 set out in this document does not constitute the company's statutory accounts for that financial year. The Company's statutory accounts will be approved by the Directors and reported on by the Company's auditors, PricewaterhouseCoopers LLP later this month and will thereafter be delivered to the Registrar of Companies. Accordingly, the financial information for the year ended 30 June 2025 set out in this document is unaudited.

Going concern

Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of approving the group's unaudited consolidated financial statements.

Exchange rates

Weighted average exchange rates used in the translation of income statements were sterling – $1 = £0.77 (2024 – $1 = £0.80) and euro – $1 = €0.92 (2024 – $1 = €0.93). Exchange rates used to translate assets and liabilities at the balance sheet date were sterling – $1 = £0.73 (30 June 2024 – $1 = £0.79) and euro – $1 = €0.85 (30 June 2024 – $1 = €0.93). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations

The following accounting standards and amendments to standards, issued by the IASB including those endorsed by the UK, were adopted by the group from 1 July 2024 with no material impact on the group's consolidated results, financial position or disclosures:

- Amendments to IAS 1 – Classification of Liabilities and Non-current Liabilities with Covenants
- Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The group has adopted amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements and presents the relevant transactions accordingly.

The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:

- Amendments to IAS 21 – Lack of exchangeability (effective from the year ending 30 June 2026)
- Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments (effective from the year ending 30 June 2027)

The impact assessment of IFRS 18 – Presentation and disclosure of financial statements, which will become effective in the consolidated group financial statements from the year ending 30 June 2028 – subject to UK endorsement – is in progress.

There are a number of other standards, amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker). The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

Executive Committee makes decisions based on the analysis of several financial data sets including organic and IFRS reported data. There has been a change in how the Executive Committee looks at performance given the foreign exchange volatility experienced, using actual foreign exchange rates for current and comparative periods which is consistent with IFRS reported results. Accordingly, the segmental analysis below is presented based on IFRS reported figures. Supply Chain and Procurement (SC&P), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function, is considered a key intersegmental operation instead of a separate operating segment.

(a) Segmental information for the consolidated income statement

Year ended 30 June 2025	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other $ million	Total $ million
Sales	8,636	8,037	6,082	2,390	2,684	135	27,964
Net sales	7,973	4,821	3,635	1,847	1,834	135	20,245
Cost of sales	(2,734)	(1,866)	(1,581)	(704)	(1,077)	(35)	(7,997)
Gross profit	5,239	2,955	2,054	1,143	757	100	12,248
Marketing	(1,616)	(898)	(630)	(304)	(192)	(22)	(3,662)
Other operating items	(570)	(755)	(494)	(311)	(282)	(470)	(2,882)
Operating profit/(loss) before exceptional items	3,053	1,302	930	528	283	(392)	5,704
Exceptional operating items[1]							(1,369)
Operating profit/(loss)							4,335
Non-operating items							(220)
Net finance charges							(771)
Share of after tax results of associates and joint ventures							193
Profit before taxation							3,537

Year ended 30 June 2024	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other $ million	Total $ million
Sales	8,514	8,024	6,320	2,432	2,478	123	27,891
Net sales	7,908	4,804	3,817	1,839	1,778	123	20,269
Cost of sales	(2,559)	(1,890)	(1,606)	(728)	(1,195)	(36)	(8,014)
Gross profit	5,349	2,914	2,211	1,111	583	87	12,255
Marketing	(1,627)	(873)	(651)	(306)	(205)	(29)	(3,691)
Other operating items	(486)	(662)	(497)	(303)	(247)	(424)	(2,619)
Operating profit/(loss) before exceptional items	3,236	1,379	1,063	502	131	(366)	5,945
Exceptional operating items[1]							56
Operating profit/(loss)							6,001
Non-operating items							(70)
Net finance charges							(885)
Share of after tax results of associates and joint ventures							414
Profit before taxation							5,460

(1) For definition and details of exceptional items, see pages 19 and 29-30.

(i) The group's net finance charges are managed centrally and are not attributable to individual operating segments.
(ii) Approximately 38% of annual net sales occurred in the last four months of calendar year 2024.

(b) Category and geographical analysis

	Category analysis					Geographical analysis				
Year ended 30 June 2025	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of world $ million	Total $ million
Sales[1]	22,166	4,493	989	316	27,964	8,138	3,233	2,989	13,604	27,964
Year ended 30 June 2024										
Sales[1]	22,406	4,107	949	429	27,891	8,041	3,247	2,849	13,754	27,891

(1) The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See page 40 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating, non-operating or finance exceptional item.

	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million
Exceptional operating items		
Impairment (charge)/income and other related charges (1)	(910)	224
Restructuring programmes (2)	(225)	(61)
Distribution model change in France (3)	(145)	–
Various dispute and litigation matters (4)	(51)	(107)
USVI cover-over (5)	(38)	–
	(1,369)	56
Exceptional non-operating items		
Sale of businesses and brands		
Guinness Nigeria PLC (6)	(125)	(6)
Guinness Ghana Breweries PLC prospective sale (7)	(114)	–
Pampero brand (8)	53	–
Santa Vittoria prospective sale (9)	(29)	–
Cacique brand (10)	(20)	–
Safari brand (11)	15	–
Cîroc LLC (12)	(11)	–
Guinness Cameroun S.A. (13)	(8)	(10)
MHD France (14)	(5)	–
Seychelles Breweries Limited prospective sale (15)	(4)	–
Windsor business (16)	4	(58)
USL Popular brands (17)	–	4
Step acquisitions		
Step acquisition - Ritual (18)	25	–
Step acquisition - Nao Spirits (19)	(1)	–
	(220)	(70)
Exceptional finance income		
Borrowing costs capitalised (20)	58	–
Exceptional items before taxation	(1,531)	(14)
Items included in taxation		
Tax on exceptional operating items	232	(25)
Tax on exceptional non-operating items	(3)	1
Tax on exceptional finance income	(15)	–
	214	(24)
Total exceptional items	(1,317)	(38)
Attributable to:		
Equity shareholders of the parent company	(1,294)	(142)
Non-controlling interests	(23)	104
Total exceptional items	(1,317)	(38)
Exceptional items included in operating profit are charged to:		
Cost of sales	(75)	(57)
Other operating expenses	(1,294)	113
	(1,369)	56

(1) In the year ended 30 June 2025, an impairment charge and other related charges of $458 million in respect of Diageo's investment in various Distill Ventures businesses, an impairment charge of $231 million in respect of the Aviation American Gin brand and tangible fixed assets, $170 million in respect of various other US brands, tangible fixed assets and inventory and $51 million in respect of the Bell's whisky brand were recognised in exceptional operating items. In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of Shui Jing Fang brand impairment of $379 million, partially offset by an impairment charge of $101 million in respect of the Chase brand and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the US ready-to-drink portfolio. For further information, see note 12.

(2) In the year ended 30 June 2025, an exceptional charge of $225 million was accounted for in respect of the Accelerate programme, that includes the supply chain agility programme (2024 – $61 million). The Accelerate programme was announced in May 2025 and is a three-year programme aiming to create a more agile global operating model with cash delivery, cost savings and deleveraging targets. The implementation costs of the programme will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge in respect of the restructuring programmes for the year ended 30 June 2025 was primarily in respect of impairment of property, plant and equipment, severance costs and accelerated depreciation, being incremental depreciation of assets in the period directly attributable to the programme in North America and Europe. In the year ended 30 June 2025, cash expenditure in respect of restructuring was $38 million (2024 – $26 million), partially offset by $35 million proceeds from selling a plant in North America.

(3) On 23 July 2024, Diageo announced the completion of the transformation of its distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands. In the year ended 30 June 2025, an exceptional operating charge of $145 million accounted for in respect of the transformation, mainly in relation to termination fee paid to LVMH.

(4) In the year ended 30 June 2025, $51 million (2024 – $107 million) was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.

(5) Diageo receives cover-over income in relation to its rum production in the US Virgin Islands. The cover-over is based on a permanent standard rate and an additional extender rate. A recent law made the extender rate permanent from January 2026 but no retrospective approval was granted for the period after 31 December 2021. As a result, Diageo reversed accrued income of $38 million in respect of prior years as exceptional operating item in the year ended 30 June 2025.

(6) On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to Tolaram. The transaction resulted in a loss of $125 million, including cumulative translation losses of $175 million recycled to the income statement in the year ended 30 June 2025. In the year ended 30 June 2024, a charge of $6 million was recognised as a non-operating item, in respect of transaction and other costs directly attributable to the prospective sale of the business.

(7) On 28 January 2025, Diageo announced the agreement to sell Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel Group and a non-operating charge of $114 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

(8) In the year ended 30 June 2025, an exceptional gain of $53 million was accounted for in relation to the disposal of the Pampero brand to Gruppo Montenegro.

(9) On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. and a non-operating charge of $29 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

(10) On 23 January 2025, Diageo announced the sale of the Cacique brand to Bardinet S.A. The transaction resulted in a loss of $20 million.

(11) In the year ended 30 June 2025, an exceptional gain of $15 million was recorded in relation to the disposal of the Safari brand to Casa Redondo.

(12) In the year ended 30 June 2025, Diageo and Main Street Advisors, Inc. (MSA) announced that they entered into a strategic contractual arrangement, where Diageo contributed its ownership in Cîroc LLC, owner of the Cîroc IP and distribution right for North America, while MSA contributed Lobos LLC, owner of the Lobos 1707 premium tequila brand, into the newly formed structure. As a result, Diageo lost the control over Cîroc LLC and accounted for its investment in Cîroc LLC and Lobos LLC as associates. The transaction resulted in $11 million non-operating exceptional loss.

(13) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of $475 million resulting in an exceptional gain of $343 million, including cumulative translation gain in the amount of $19 million recycled to the income statement. In the year ended 30 June 2025, $8 million (2024 - $10 million) charges directly attributable to the disposal have been accounted for.

(14) In the year ended 30 June 2025, an exceptional loss of $5 million was recorded in relation to the disposal of Diageo's share in the France joint operation.

(15) In the year ended 30 June 2025, $4 million transaction costs were incurred in respect of the prospective disposal of Seychelles Breweries Limited.

(16) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement. In the year ended 30 June 2025, $4 million gain was accounted for driven by the reversal of accrued charges.

(17) On 30 September 2022, Diageo completed the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of $5 million. $4 million of the purchase price, that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was paid to Diageo in the year ended 30 June 2024 and recognised as an exceptional gain.

(18) On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of the Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. As a result of Ritual Zero Proof becoming a subsidiary of the group in the year ended 30 June 2025, a gain of $25 million arose, being the difference between the book value of the associate prior to the transaction and its fair value.

(19) On 19 June 2025, United Spirits Limited acquired a controlling shareholding in Nao Spirits. Step up loss of $1 million was accounted for as non-operating exceptional item. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2026.

(20) In the year ended 30 June 2025, the group capitalised borrowing costs of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.

4. Finance income and charges

	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million
Interest income	203	179
Fair value gain on financial instruments	170	100
Total interest income	373	279
Interest charge on bonds, commercial paper, bank loans and overdrafts	(775)	(665)
Interest charge on finance leases	(32)	(23)
Borrowing costs capitalised	46	–
Borrowing costs capitalised - exceptional item	58	–
Other interest charges	(270)	(396)
Fair value loss on financial instruments	(172)	(101)
Total interest charges	(1,145)	(1,185)
Net interest charges	(772)	(906)
Net finance income in respect of post-employment plans in surplus	54	57
Monetary gain on hyperinflation in various economies (a)	39	49
Interest income in respect of direct and indirect tax	7	15
Change in financial liability (Level 3)	7	–
Total other finance income	107	121
Net finance charge in respect of post-employment plans in deficit	(19)	(20)
Monetary loss on hyperinflation in various economies (a)	–	(8)
Interest charge in respect of direct and indirect tax	(51)	(27)
Unwinding of discounts	(22)	(23)
Other finance charges	(14)	(22)
Total other finance charges	(106)	(100)
Net other finance income	1	21

(a) Hyperinflationary adjustments

The group applied hyperinflationary accounting for its operations in Türkiye, Ghana and Venezuela.

The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.

The group's consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income.

The movement in the publicly available official price index for the year ended 30 June 2025 was 35% (2024 – 72%; 2023 – 38%) in Türkiye and 16% (2024 – 23%) in Ghana. The inflation rate used by the group for Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the year ended 30 June 2025 was 171% (2024 – 77%; 2023 – 382%) in Venezuela.

During the year ended 30 June 2024, developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the year ended 30 June 2024 and 30 June 2025 show the results of the Venezuelan operation consolidated at the official closing exchange rate of the period.

5. Taxation

In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.

For the year ended 30 June 2025, the tax charge of $999 million (2024 – $1,294 million) comprises a UK tax charge of $184 million (2024 – $182 million) and a foreign tax charge of $815 million (2024 – $1,112 million).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2025, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $354 million (30 June 2024 – $304 million) and tax liability of $138 million (30 June 2024 – $136 million) include $217 million (30 June 2024 – $209 million) of provisions for tax uncertainties.

In December 2021, the OECD released a framework for Pillar Two Model Rules which introduced a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom applies to Diageo from the financial year ended 30 June 2025. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two Model Rules. A current tax expense of $7 million as a result of the Pillar Two Model Rules has been included in the total tax charge for the year ended 30 June 2025.

The tax rate before exceptional items for the year ended 30 June 2025 was 24.9% compared with 25.1% for the year ended 30 June 2024.

6. Inventories

	30 June 2025 $ million	30 June 2024 $ million
Raw materials and consumables	604	639
Work in progress	131	118
Maturing inventories	8,677	7,832
Finished goods and goods for resale	1,246	1,131
	10,658	9,720

7. Net borrowings

	30 June 2025 $ million	30 June 2024 $ million
Borrowings due within one year and bank overdrafts	(2,928)	(2,885)
Borrowings due after one year	(20,820)	(18,616)
Fair value of foreign currency forwards and swaps	557	334
Fair value of interest rate hedging instruments	(210)	(376)
Lease liabilities	(653)	(604)
	(24,054)	(22,147)
Cash and cash equivalents	2,200	1,130
	(21,854)	(21,017)

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million
Net increase/(decrease) in cash and cash equivalents before exchange	1,083	(596)
Net increase in bonds and other borrowings	(898)	(453)
Net decrease/(increase) in net borrowings from cash flows	185	(1,049)
Exchange differences on net borrowings	(921)	(199)
Other non-cash items[1]	(101)	(187)
Net borrowings at beginning of the year	(21,017)	(19,582)
Net borrowings at end of the year	(21,854)	(21,017)

(1)   In the year ended 30 June 2025, other non-cash items were principally in respect of fair value gains of cross currency interest rate hedging instruments offsetting leases entered into during the year and fair value losses on borrowings.

In the year ended 30 June 2025, the group issued bonds of €2,200 million ($2,452 million – net of discount and fee) consisting of €700 million ($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €300 million ($346 million – including issuance premium) 3.125% fixed rate notes due 2031, €700 million ($776 million – net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million – net of discount and fee) 3.75% fixed rate notes due 2044, $750 million ($748 million – net of discount and fee) 5.125% fixed rate notes due 2030, $750 million ($743 million – net of discount and fee) 5.625% fixed rate notes due 2035 and repaid bonds of $600 million and €1,600 million ($1,816 million). In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million – net of discount and fee) consisting of $800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million – net of discount and fee) floating rate notes due 2026) and repaid bonds of $500 million and €1,100 million ($1,167 million).

All bonds and commercial paper issued by Diageo plc's wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input. Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2025, an amount of $101 million (30 June 2024 – $198 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2025, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is the last day of the next financial year considering forecast future performance. The put option is not sensitive to reasonably possible changes in assumptions. If the option was to be exercised as at 30 June 2027, the fair value of the liability would increase by approximately $5 million.

Included in other financial liabilities, contingent considerations on acquisition of businesses represent the present value of payments up to $137 million (30 June 2024 – $273 million) which are expected to be paid over the next three years. Contingent considerations linked to certain volume targets at 30 June 2025 were $35 million (30 June 2024 – $153 million), mainly in respect of the Ritual Zero Proof and Meczal Unión acquisitions. Contingent considerations linked to certain financial performance targets at 30 June 2025 were $90 million (30 June 2024 – $92 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2025.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2025 $ million	30 June 2024 $ million
Derivative assets	733	497
Derivative liabilities	(275)	(486)
Valuation techniques based on observable market input (Level 2)	**458**	**11**
Financial assets - other	75	333
Financial liabilities - other	(226)	(443)
Valuation techniques based on unobservable market input (Level 3)	**(151)**	**(110)**

In the year ended 30 June 2025, the decrease in financial assets - other of $258 million is mainly attributable to the impairment of investments. The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.

The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability Year ended 30 June 2025 $ million	Contingent consideration recognised on acquisition of businesses Year ended 30 June 2025 $ million	Zacapa financial liability Year ended 30 June 2024 $ million	Contingent consideration recognised on acquisition of businesses Year ended 30 June 2024 $ million
At the beginning of the year	(198)	(245)	(274)	(391)
Net gains included in the income statement	7	133	–	145
Net losses included in exchange in other comprehensive income	–	(8)	–	–
Net gains included in retained earnings	89	–	73	–
Acquisitions	–	(12)	–	–
Settlement of liabilities	1	7	3	1
At the end of the year	**(101)**	**(125)**	**(198)**	**(245)**

The carrying amount of the group's financial assets and liabilities is generally the same as their fair value apart from borrowings. At 30 June 2025, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was $23,197 million and the carrying value was $23,748 million (30 June 2024 – $20,663 million and $21,501 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million
Amounts recognised as distributions to equity shareholders in the year		
Final dividend for the year ended 30 June 2024 of 62.98 cents per share (2023 – 59.98 cents)	**1,399**	1,349
Interim dividend for the year ended 30 June 2025 of 40.50 cents per share (2024 – 40.50 cents)	**899**	894
	2,298	2,243

A final dividend of $1,399 million (62.98 cents per share; 2024 – 62.98 cents per share) was recommended by the Board of Directors on 4 August 2025 for approval by shareholders at the Annual General Meeting scheduled to be held on 6 November 2025 bringing the recommended full year dividend to 103.48 cents per share for the year ended 30 June 2025. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Other reserves surplus of $454 million at 30 June 2025 (2024 – $91 million deficit) include a capital redemption reserve of $4,082 million (2024 – $4,082 million), a hedging reserve surplus of $218 million (2024 – $139 million) and an exchange reserve deficit of $3,846 million (2024 – $4,312 million). Out of the total hedging reserve, a deficit of $3 million (2024 – $78 million) represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

11. Acquisition of businesses

Fair value of assets and liabilities acquired and cash consideration paid in respect of the acquisition of subsidiaries in the year ended 30 June 2025 were as follows:

	Total $ million
Brands and other intangibles	66
Property, plant and equipment	1
Inventories	4
Other working capital	1
Borrowings	(3)
Cash	2
Fair value of assets and liabilities	**71**
Goodwill arising on acquisition	46
Step acquisitions	(54)
Consideration payable	**63**
Satisfied by:	
Cash consideration paid	(29)
Contingent consideration payable	(12)
Deferred consideration payable	(22)
	(63)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the year ended 30 June 2025 were as follows:

	Consideration $ million
Acquisitions in the year - subsidiaries	
Cash consideration paid	(29)
Cash acquired	2
Prior year acquisitions - subsidiaries	
Other consideration	(8)
Investments in associates	
Cash consideration paid - increase in ownership interest	(2)
Capital injection[1]	(82)
Net cash outflow on acquisition of businesses	**(119)**
Purchase of shares of non-controlling interests	(9)
Total net cash outflow	**(128)**

(1)   Additional investments in a number of Distill Ventures associates.

On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own.

On 19 June 2025, Diageo announced that it acquired a controlling stake in Nao Spirits & Beverages Private Limited.

12. Intangible assets

In the year ended 30 June 2025, an impairment charge of $231 million in respect of the Aviation American Gin brand and tangible fixed assets was recognised in exceptional operating items. The charge is mainly driven by the moderation in forecasted cash flow assumptions due to softening category outlook and challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The impairment reduced the deferred tax liability by $55 million. The recoverable amount is $51 million.

In the year ended 30 June 2025, an impairment charge of $170 million in respect of various US brands, tangible fixed assets and inventory was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecasted cash flow assumptions due to softening category outlook and challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The impairment reduced the deferred tax liability by $40 million. The recoverable amount is $47 million.

In the year ended 30 June 2025, an impairment charge of $51 million in respect of the Bell's whisky brand was recognised in exceptional operating items. The charge is mainly driven by changes in portfolio prioritisation across Bell's key markets. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by $13 million. The recoverable amount is $141 million.

In the year ended 30 June 2024, a reversal of an impairment charge of $379 million was recognised in exceptional operating items in respect of the Shui Jing Fang brand. The reversal increased the deferred tax liability by $95 million resulting in a net exceptional gain of $284 million of which $104 million was attributable to the non-controlling interest.

In the year ended 30 June 2024, an impairment charge of $101 million in respect of the Chase brand, the related goodwill and tangible fixed assets was charged to operating exceptional items based on their value in use. The impairment reduced the tax liability by $19 million resulting in a net exceptional loss of $82 million.

In the year ended 30 June 2024, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by $13 million.

13. Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the year ended 30 June 2025 were as follows:

	Guinness Nigeria PLC $ million	Other $ million	Total $ million
Sale consideration			
Cash received	64	121	185
Cash disposed of	–	(11)	(11)
Transaction and other directly attributable costs paid	(11)	(20)	(31)
Net cash received	53	90	143
Deferred consideration receivable	–	4	4
Investment in associates received	–	25	25
Transaction costs payable and other directly attributable items	(14)	(40)	(54)
	39	79	118
Net (assets)/liabilities disposed of			
Brands	–	(83)	(83)
Assets and liabilities held for sale	20	–	20
Inventories	–	(13)	(13)
Other working capital	–	(1)	(1)
	20	(97)	(77)
Less non-controlling interest	(9)	–	(9)
Impairment charge recognised for prospective sale of Guinness Ghana	–	(97)	(97)
Exchange recycled from other comprehensive income	(175)	(4)	(179)
Loss on disposal before taxation	(125)	(119)	(244)
Taxation	(1)	(2)	(3)
Loss on disposal after taxation	(126)	(121)	(247)

On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. The aggregate consideration for the disposal was $64 million, the disposed net liabilities of $20 million mainly included trade and other payables and property, plant and equipment. The transaction resulted in a non-operating exceptional loss before tax of $125 million, including cumulative translation losses in the amount of $175 million recycled to the income statement.

On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. and a non-operating charge of $29 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

On 28 January 2025, Diageo announced the agreement to sell Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel Group and a non-operating charge of $114 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

On 23 January 2025, Diageo sold the Cacique brand and related inventory to Bardinet S.A., a Spanish spirits company for a consideration of $68 million which resulted in a non-operating exceptional charge before tax of $20 million.

On 15 October 2024, Diageo sold the Pampero brand and related inventory to Gruppo Montenegro, a leading Italian company in the premium spirits and food sectors, for a consideration of $57 million which resulted in a non-operating exceptional gain before tax of $53 million.

On 19 September 2024, Diageo sold the Safari brand to Casa Redondo, a Portuguese beverage-alcohol company for a consideration of $16 million which resulted in a non-operating exceptional gain before tax of $15 million.

14. Assets and liabilities held for sale

	30 June 2025 $ million	30 June 2024 $ million
Intangible assets	1	—
Property, plant and equipment	146	52
Deferred tax assets	—	18
Inventories	50	20
Trade and other receivables	40	10
Corporate tax receivables	2	—
Cash	18	30
Assets held for sale	257	130
Trade and other payables	(137)	(44)
Corporate tax payables	—	(1)
Provisions	—	(3)
Deferred tax liabilities	(40)	—
Bank overdrafts	(4)	—
Loans and leases	(5)	—
Post-employment benefit liabilities	(7)	—
Liabilities held for sale	(193)	(48)
Total	64	82

On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A., a leading Italian company in the food and drink industry. The sale was considered to be highly probable on 30 June 2025 and it is expected to be completed in the six months ending 31 December 2025. The impacted assets and liabilities were classified as held for sale on 30 June 2025.

On 1 July 2025, Diageo completed the sale of its shareholding in Seychelles Breweries Limited, its brewery in Seychelles to Phoenix Beverages for approximately $80 million. The sale was considered to be highly probable on 30 June 2025 and accordingly the impacted assets and liabilities were classified as held for sale.

On 3 July 2025, Diageo completed the sale of its shareholding in Guinness Ghana Breweries PLC, its brewery in Ghana to Castel Group for approximately $81 million. The impacted assets and liabilities were classified as held for sale on 30 June 2025, measured at fair value less cost of disposal as the lower of cost and fair value less cost of disposal, resulting in an impairment charge of $97 million. On 30 June 2025, cumulative translation losses and hyperinflationary adjustments recognised in reserves were a loss of $70 million, which will be recycled to the income statement at the completion of the transaction.

Assets and liabilities held for sale at 30 June 2024 included Guinness Nigeria PLC. On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. On 30 September 2024, Diageo completed the sale. Accordingly, the assets and liabilities attributable to the business were derecognised from held for sale.

15. Contingent liabilities and legal proceedings

(a) Guarantees and related matters

As of 30 June 2025, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2025, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets, including actively taking steps to retain the right to enforcement against Watson in Mauritius.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was heard in February 2025, and on 9 April 2025 the English High Court issued a judgement denying Dr Mallya's appeal and granting the appeal of the bank consortium. Dr Mallya is currently pursuing an application for annulment of the bankruptcy orders, which is scheduled to be heard on 13 October 2025. In light of ongoing proceedings in relation to the bankruptcy orders, the trial of Diageo's claim, which was scheduled to take place in March 2025, has been deferred and is currently awaiting rescheduling.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL

In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo's appeal on 26 July 2023. Accordingly, SEBI's order dated 26 June 2019 stands quashed at present. While SEBI has filed an appeal against SAT's order before the Supreme Court of India, the next date for a substantive hearing is yet to be fixed. There can be no certainty as to the outcome or the timeframe within which such appeal will be concluded.

(e) USL's dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million remains recoverable from IDBI.

(f) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $906 million for Brazil and up to approximately $90 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 January 2025 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2025 is $120 million (corporate tax payments of $108 million and indirect tax payments of $12 million).

(g) Other

The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

16. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and post-employment benefit plans.

There were no transactions with these related parties during the year ended 30 June 2025 on terms other than those that prevail in arm's length transactions.

Additional information

Explanatory notes

Comparisons are to the year ended 30 June 2024 (2024) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume, sales, net sales, marketing investment, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items, acquisitions and disposals and hyperinflation, excluding fair value remeasurements.

This document includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast free cash flow, forecast effective interest rate, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-drink and certain pre-mixed products that are classified as ready-to-drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Year ended 30 June 2024 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates

Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals

For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are unusual or non-recurring in nature, considered to be of a size that could distort performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other unusual non-recurring items, that are considered to be of a size that could distort performance and not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional finance incomes/charges are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.

Exceptional current and deferred tax items comprise unusual or non-recurring items, that are considered to be of a size that could distort performance. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement

Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Adjustment in respect of hyperinflation

The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the year ended 30 June 2025 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)							
Year ended 30 June 2024 reported	50.1	51.3	74.9	22.1	32.1	–	230.5
Disposals[2]	(0.8)	(0.5)	(0.2)	(0.1)	(5.4)	–	(7.0)
Year ended 30 June 2024 adjusted	49.3	50.8	74.7	22.0	26.7	–	223.5
Organic movement	**(0.4)**	**(2.2)**	**2.9**	**0.7**	**1.0**	**–**	**2.0**
Acquisitions and disposals[2]	**0.6**	**0.3**	**0.1**	**0.2**	**3.4**	**–**	**4.6**
Year ended 30 June 2025 reported	**49.5**	**48.9**	**77.7**	**22.9**	**31.1**	**–**	**230.1**
Organic movement %	**(1)**	**(4)**	**4**	**3**	**4**	**–**	**1**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales							
Year ended 30 June 2024 reported	8,514	8,024	6,320	2,432	2,478	123	27,891
Exchange	–	(284)	(17)	–	2	–	(299)
Disposals[2]	(162)	(62)	(31)	(6)	(290)	–	(551)
Hyperinflation	–	(255)	–	(30)	(19)	–	(304)
Year ended 30 June 2024 adjusted	8,352	7,423	6,272	2,396	2,171	123	26,737
Organic movement	**180**	**135**	**(125)**	**183**	**187**	**10**	**570**
Acquisitions and disposals[2]	**116**	**25**	**4**	**8**	**134**	**–**	**287**
Exchange	**(12)**	**189**	**(69)**	**(269)**	**175**	**2**	**16**
Hyperinflation	**–**	**265**	**–**	**72**	**17**	**–**	**354**
Year ended 30 June 2025 reported	**8,636**	**8,037**	**6,082**	**2,390**	**2,684**	**135**	**27,964**
Organic movement %	**2**	**2**	**(2)**	**8**	**9**	**8**	**2**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales							
Year ended 30 June 2024 reported	7,908	4,804	3,817	1,839	1,778	123	20,269
Exchange	–	(112)	(17)	4	4	–	(121)
Reclassification[1]	–	–	–	–	(67)	–	(67)
Disposals[2]	(146)	(41)	(25)	(6)	(276)	–	(494)
Hyperinflation	–	(105)	–	(27)	(17)	–	(149)
Year ended 30 June 2024 adjusted	7,762	4,546	3,775	1,810	1,422	123	19,438
Organic movement	**116**	**15**	**(120)**	**167**	**150**	**10**	**338**
Acquisitions and disposals[2]	**105**	**17**	**4**	**9**	**130**	**–**	**265**
Exchange	**(10)**	**100**	**(24)**	**(183)**	**117**	**2**	**2**
Hyperinflation	**–**	**143**	**–**	**44**	**15**	**–**	**202**
Year ended 30 June 2025 reported	**7,973**	**4,821**	**3,635**	**1,847**	**1,834**	**135**	**20,245**
Organic movement %	**1**	**–**	**(3)**	**9**	**11**	**8**	**2**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing							
Year ended 30 June 2024 reported	1,627	873	651	306	205	29	3,691
Exchange	1	(5)	2	(5)	(2)	(1)	(10)
Disposals[(2)]	(56)	(5)	(5)	–	(22)	–	(88)
Hyperinflation	–	(13)	–	(1)	(1)	–	(15)
Year ended 30 June 2024 adjusted	1,572	850	648	300	180	28	3,578
Organic movement	**(10)**	**16**	**(16)**	**26**	**(8)**	**(6)**	**2**
Acquisitions and disposals[(2)]	**55**	**–**	**–**	**–**	**9**	**–**	**64**
Exchange	**(1)**	**16**	**(2)**	**(30)**	**10**	**–**	**(7)**
Hyperinflation	**–**	**16**	**–**	**8**	**1**	**–**	**25**
Year ended 30 June 2025 reported	**1,616**	**898**	**630**	**304**	**192**	**22**	**3,662**
Organic movement %	**(1)**	**2**	**(2)**	**9**	**(4)**	**(21)**	**–**

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items							
Year ended 30 June 2024 reported	3,236	1,379	1,063	502	131	(366)	5,945
Exchange[(3)]	(244)	(74)	(7)	10	70	13	(232)
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(128)	(28)	–	–	–	–	(156)
Fair value remeasurement of biological assets	–	–	–	17	–	–	17
Disposals[(2)]	(30)	(17)	(8)	(6)	3	–	(58)
Hyperinflation	–	44	–	14	9	–	67
Year ended 30 June 2024 adjusted	2,834	1,304	1,048	537	213	(353)	5,583
Organic movement	**9**	**(32)**	**(115)**	**63**	**59**	**(22)**	**(38)**
Acquisitions and disposals[(2)]	**(10)**	**7**	**1**	**(1)**	**34**	**–**	**31**
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	**125**	**14**	**–**	**–**	**–**	**–**	**139**
Fair value remeasurement of biological assets	**–**	**–**	**–**	**13**	**–**	**–**	**13**
Exchange[(3)]	**95**	**40**	**(4)**	**(71)**	**(11)**	**(17)**	**32**
Hyperinflation	**–**	**(31)**	**–**	**(13)**	**(12)**	**–**	**(56)**
Year ended 30 June 2025 reported	**3,053**	**1,302**	**930**	**528**	**283**	**(392)**	**5,704**
Organic movement %	**–**	**(2)**	**(11)**	**12**	**28**	**(6)**	**(1)**
Organic operating margin %[(4)]							
Year ended 30 June 2025	**36.1**	**27.9**	**25.5**	**30.3**	**17.3**	**n/a**	**28.0**
Year ended 30 June 2024	36.5	28.7	27.8	29.7	15.0	n/a	28.7
Organic operating margin movement (bps)	**(42)**	**(80)**	**(223)**	**68**	**232**	**n/a**	**(68)**

(1) $67 million reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2) Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2025, are detailed on page 43.
(3) The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the Turkish lira and the Brazilian real, partially offset by the strengthening of the sterling against the US dollar.
(4) Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

(i) For the reconciliation of sales to net sales, see page 18.
(ii) Percentages and margin movements are calculated on rounded figures.

In the year ended 30 June 2025, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2024					
Disposals					
Guinness Nigeria PLC	(5.4)	(290)	(276)	(22)	3
Cîroc	(0.8)	(161)	(145)	(56)	(29)
Cacique	(0.3)	(32)	(23)	(2)	(12)
Pampero brand	(0.3)	(35)	(23)	(3)	(11)
Windsor business	(0.1)	(28)	(23)	(5)	(7)
Safari brand	(0.1)	(5)	(4)	–	(2)
	(7.0)	(551)	(494)	(88)	(58)
Acquisitions and disposals	**(7.0)**	**(551)**	**(494)**	**(88)**	**(58)**
Year ended 30 June 2025					
Acquisitions					
Ritual Beverage Company LLC	0.1	15	15	12	(19)
	0.1	15	15	12	(19)
Disposals					
Guinness Nigeria PLC	3.4	134	130	9	34
Cîroc	0.5	101	90	43	9
Cacique	0.1	18	13	–	5
Pampero brand	0.4	14	12	–	1
Windsor business	0.1	4	4	–	1
Safari brand	–	1	1	–	–
	4.5	272	250	52	50
Acquisitions and disposals	**4.6**	**287**	**265**	**64**	**31**

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Profit attributable to equity shareholders of the parent company	2,354	3,870
Exceptional operating and non-operating items	1,589	14
Exceptional finance income	(58)	–
Exceptional tax items and tax in respect of exceptional operating and non-operating items and finance income	(214)	24
Exceptional items attributable to non-controlling interests	(23)	104
Profit attributable to equity shareholders of the parent company before exceptional items	**3,648**	**4,012**
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,222	2,234
Dilutive potential ordinary shares	6	5
Diluted shares in issue excluding own shares	**2,228**	**2,239**
	cents	cents
Basic earnings per share before exceptional items	**164.2**	**179.6**
Diluted earnings per share before exceptional items	**163.7**	**179.2**

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Net cash inflow from operating activities	4,297	4,105
Disposal of property, plant and equipment and computer software	63	14
Purchase of property, plant and equipment and computer software	(1,612)	(1,510)
Free cash flow	**2,748**	**2,609**

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any IAS 29 hyperinflation adjustment. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2025 and 30 June 2024 were as follows:

	2025 $ million	2024 $ million
Profit for the year	2,538	4,166
Taxation	999	1,294
Share of after tax results of associates and joint ventures	(193)	(414)
Net finance charges	771	885
Non-operating items	220	70
Operating profit	**4,335**	**6,001**
Exceptional operating items	1,369	(56)
Fair value remeasurements	(150)	(141)
Depreciation, amortisation and impairment[1]	748	678
Hyperinflation adjustment	35	6
Retranslation to budgeted exchange rates	(40)	248
	6,297	6,736
Cash generated from operations	6,210	6,065
Net exceptional cash paid[2]	107	185
Post-employment payments less amounts included in operating profit[1]	(22)	18
Net movement in maturing inventories[3]	368	577
Provision movement	(25)	29
Dividends received	(175)	(269)
Other items[1]	(45)	(88)
Hyperinflation adjustment	22	(23)
Retranslation to budgeted exchange rates	(17)	216
	6,423	6,710
Operating cash conversion	**102.0%**	**99.6%**

(1) Excluding exceptional items.
(2) Exceptional cash payments in operating cash flow for distribution model change in France was $48 million (2024 – $nil), for various litigation matters were $44 million (2024 – $102 million), and for restructuring programmes were $15 million (2024 – $26 million). For the year ended 30 June 2024 exceptional cash payments for distribution termination fee was $55 million and for winding down our Russian operations was $2 million.
(3) Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital

Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company after applying the tax rate before exceptional items, plus share of tax results of associates and joint ventures for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post-employment benefit assets/liabilities (net of deferred tax) and average net borrowings.

Calculations for the return on average invested capital for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Operating profit	4,335	6,001
Exceptional operating items	1,369	(56)
Profit before exceptional operating items attributable to non-controlling interests	(207)	(192)
Tax at the tax rate before exceptional items of 24.9% (2024 – 23.2%)[1]	(1,420)	(1,475)
Share of after tax results of associates and joint ventures	193	414
	4,270	4,692
Average net assets (excluding net post-employment benefit assets/liabilities)	12,006	11,270
Average non-controlling interests	(2,082)	(1,941)
Average net borrowings	21,182	20,361
Average invested capital	31,106	29,690
Return on average invested capital	**13.7%**	15.8%

(1) Definition of tax rate before exceptional items has been aligned to ETR definition change to exclude share of after tax results of associates and joint ventures from profit before taxation. The presentation of return on average invested capital for the year 30 June 2024 has not been amended as the impact is not material.

Adjusted net borrowings to adjusted EBITDA

Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Borrowings due within one year	2,928	2,885
Borrowings due after one year	20,820	18,616
Fair value of foreign currency derivatives and interest rate hedging instruments	(347)	42
Lease liabilities	653	604
Less: Cash and cash equivalents	(2,200)	(1,130)
Net borrowings	**21,854**	21,017
Post-employment benefit liabilities before tax	409	429
Adjusted net borrowings	**22,263**	21,446
Profit for the year	2,538	4,166
Taxation	999	1,294
Net finance charges	771	885
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	748	678
Exceptional accelerated depreciation and impairment	970	(185)
EBITDA	**6,026**	6,838
Exceptional operating items (excluding accelerated depreciation and impairment)	399	129
Non-operating items	220	70
Adjusted EBITDA	**6,645**	7,037
Adjusted net borrowings to adjusted EBITDA	**3.4**	3.0

Tax rate before exceptional items

In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.

Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude share of after-tax results of associates and joint ventures and the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Taxation on profit (a)	999	1,294
Tax in respect of exceptional items	214	(24)
Tax before exceptional items (b)	1,213	1,270
Profit before taxation (c)	3,537	5,460
Share of after tax results of associates and joint ventures	193	414
Profit excluding share of after tax results of associates and joint ventures (d)	3,344	5,046
Exceptional finance income	(58)	–
Exceptional non-operating items	220	70
Exceptional operating items	1,369	(56)
Profit before taxation and exceptional items excluding share of after tax results of associates and joint ventures (e)	4,875	5,060
Tax rate after exceptional items (a/d)	29.9%	25.6%
Tax rate before exceptional items (b/e)	**24.9%**	25.1%

Other definitions

Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Türkiye, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to ready-to-drink also include ready-to-serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Guinness 0.0 and Malta Guinness. The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as "'will", "anticipates", "should", "could", "would", "targets", "aims", "may", "expects", "intends" or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 26 outlook and beyond, Diageo's medium-term guidance, ambitions relating to free cash flow and improved operating leverage, Diageo's Accelerate programme, the impact of changes in interest or exchange rates, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, potential tariffs and Diageo's ability to mitigate the impact of tariffs, expected cash payments, future inventory levels, future TBA market share ambitions and any other statements relating to Diageo's performance for the year ending 30 June 2026 or thereafter.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including elevated geopolitical instability as a result of the conflict in the Middle East and macro-economic events that may affect Diageo's customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no-alcohol products, THC and hemp-based THC beverages, increased use of GLP-1 medications and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (x) Diageo's ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiii) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo's ability to successfully execute its strategic business transformation projects; (xvi) Diageo's ability to derive the expected benefits from its business strategies, in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo's products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix) movements in the value of the assets and liabilities related to Diageo's pension plans; (xx) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2024 and in our Annual Report on Form 20-F for the year ended 30 June 2024.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.